As filed with the Securities and Exchange Commission on April 3, 2014

1933 Act File No. [                    ]

1940 Act File No. 811-22905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-6

For Registration under the Securities Act of 1933

of Securities of Unit Investment Trusts Registered

on Form N-8B-2

A.	Exact name of trust: SERIES 1 OF EQUINOX TRUST

B.	Name of depositor: EQUINOX GROUP DISTRIBUTORS, LLC

C.	Complete address of depositor’s principal executive offices:

47 Hulfish Street, Suite 510

Princeton, New Jersey 08542

D.	Name and complete address of agents for service:

Equinox Group Distributors, LLC

Attention: Daniel Prezioso, Esq.

47 Hulfish Street, Suite 510

Princeton, New Jersey 08542

Cadwalader, Wickersham & Taft LLP

Attention: Ray Shirazi

One World Financial Center

New York, New York 10281

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

☐	Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these units until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these units and is not soliciting an offer to buy these units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated [—], 2014

Subject to Completion

Series 1 of Equinox Trust

Buffer Return Portfolio

Linked to the S&P 500® Index

Due [—], 2017

You should read this prospectus and retain it for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these units or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS

[—], 2014

Series 1 of Equinox Trust

Buffer Return Portfolio

Linked to the S&P 500® Index

Due [—], 2017

Equinox Group Distributors, LLC

Visit our website:

www.equinoxfunds.com

Contact us by e-mail:

[—]

Call Equinox Group Distributors, LLC:

(609) 430-0404

Call The Bank of New York Mellon (Transfer Agent):

(800) 428-8890

BUFFER RETURN PORTFOLIO

LINKED TO THE S&P 500® INDEX

DUE [—], 2017

Prospectus Part A

Dated [—], 2014

OVERVIEW

Series 1 of Equinox Trust is a unit investment trust (the “Trust”) that will issue units (the “units”) linked to the performance of the S&P 500® Index (the “reference index”) with a buffer feature for partial capital protection. Equinox Group Distributors, LLC (“Equinox”) serves as sponsor of the Trust.

FINAL DISTRIBUTIONS ON TERMINATION DATE

The Trust is scheduled to make its final distributions on the termination date, which is approximately 3 years from the inception date. Final distributions for a unit will be determined as follows:

(i) If the final index level exceeds the initial index level, the Trust will pay you (a) $1,000 multiplied by (b) the final index level divided by the initial index level. This means that unitholders that purchased a unit for $1,000 will receive a return of $10 for each 1% increase in the reference index above the initial index level.

(ii) If the final index level is equal to or greater than the buffer level but less than or equal to the initial index level, the Trust will pay you $1,000. This means that unitholders that purchased a unit for $1,000 will still receive $1,000 back even if the final index level declines by up to [40%] from the initial index level.

(iii) If the final index level is less than the buffer level, the Trust will pay you (a) $1,000 multiplied by (b) the final index level divided by the initial index level, subject to a minimum distribution of [$200] per unit (the “minimum distribution feature”). This means that unitholders that purchased a unit for $1,000 will suffer losses of $10 for each 1% decrease in the level of the reference index below the initial index level, subject to the minimum distribution feature. Should the final index level be less than the buffer level, you will likely suffer substantial losses on your initial investment. Holders that purchase at prices more than $1,000 will suffer greater losses.

An option premium will be deducted from all final distributions as described below under “Principal Investment Strategy—Option Premium”. Therefore, in all cases (including in the case of the maximum distribution described above), the return (or loss) on each unit will be decreased (or losses increased) by the option premium in addition to other upfront and periodic ongoing fees as described below under “Expenses of the Trust.”

The “initial index level” is the closing level of the reference index on the strike date.

The “strike date” for your units will be [—], which is the trading day following the inception date, as specified under “Essential Information.”

The “final index level” is the closing level of the reference index on the determination date.

The “closing level” of the reference index on any trading day will be determined based on the closing level of such index or, if the reference index is unavailable, any successor index or alternative calculation of such index, published following the regular official weekday close of the principal trading session of the primary exchange for the index constituents of the reference index, as determined by the evaluator.

The “inception date” for your units will be [—], as specified under “Essential Information.”

The “buffer level” means [—] which represents a [40%] decline in the final index level relative to the initial index level.

The “determination date” for your units will be [—], as specified under “Essential Information,” or if not a trading day, the following trading day unless Equinox determines that a market disruption event has occurred or is continuing on any such day with respect to the reference index. In that event, the determination date for the reference index will be the first following trading day on which the closing level of such reference index is determinable and on which Equinox determines that a market disruption event has not occurred and is not continuing with respect to the reference index. In no event, however, will the determination date for the units be postponed by more than two trading days with respect to the reference index. We describe market disruption events under “Market Disruption Events” below.

The “termination date” for your units will be [—], as specified under “Essential Information,” unless that day is not a trading day, in which case the termination date will be the next following trading day. If Equinox postpones the determination date, the termination date will be automatically postponed to maintain the same number of business days between the latest postponed determination date and the termination date as existed prior to the postponement(s) of the determination date.

A “trading day” is a business day as determined by Equinox, on which trading is generally conducted on the primary securities exchange(s) or market(s) on which the common stocks of the 500 companies comprising the reference index as of a particular time (the “index constituents”) are listed or admitted for trading.

A “business day” with respect to units, means a day on which the New York Stock Exchange is scheduled to be open for regular trading.

Investing in the units involves significant risks. The units do not pay interest or dividends. Should the final index level be less than the buffer level, you will likely suffer substantial losses on your initial investment. In this case, holders that purchased a unit for $1,000 will suffer losses of $10 for each 1% decrease in the level of the reference index below the initial index level, subject to the minimum distribution feature. Holders that purchased at prices more than $1,000 will suffer greater losses. The downside market exposure to the reference index is buffered only at termination. In addition, the [$200] per unit minimum distribution feature applies only on the termination date.

OPTIONS COUNTERPARTY

As described below under “Principal Investment Strategy—General—Options Agreements,” the options agreements are contracts between [—] (the “options counterparty”) and the Trust, payments under which generally deliver to the Trust the unit returns or losses on the termination date. Neither the units nor the Trust are sponsored, endorsed, sold or promoted by the options counterparty. The options counterparty does not act as adviser, sponsor, depositor, principal, underwriter or promoter of the Trust. The options counterparty (i) does not make any representation or warranty, express or implied, to the investors in the units, (ii) is not responsible for and has not participated in the determination of the timing, prices, or quantities of the units to be issued, and (iii)  has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

PRINCIPAL INVESTMENT STRATEGY

General

The Trust seeks to achieve its unit payoff by investing in a combination of (i) cash, (ii) U.S. Treasury obligations (the “treasury obligations”) that will mature on or shortly before the termination date and (iii) “over-the-counter” options transactions linked to the performance of the reference index (the “options agreements”).

Treasury Obligations: The treasury obligations consist of interest-bearing obligations issued by the United States Treasury and are backed by the full faith and credit of the United States government. Equinox selected the treasury obligations such that the Trust owns $1,000 principal amount of treasury obligations for each outstanding unit.

Options Agreements: Similarly, Equinox sized the options agreements such that the Trust owns one option agreement for each unit. One option agreement, in turn, relates to a quantity of the reference index equal to $1,000 divided by the initial index level, or [1,000/XXXX]. We will refer to this quantity as an “index unit.” Therefore, each option agreement has the economic effect of giving each unit exposure to one index unit of the reference index which, in turn, has the effect of providing the economic exposure to the reference index described below. As of the strike date, one index unit equals $1,000 and as of each trading day thereafter one index unit will have a value of $1,000 invested in the reference index on the strike date to and including the day of determination (i.e., plus or minus any gains or losses on the reference index from the strike date to and including that day). Should the value of the options agreements sharply increase in value, the supervisor may determine that reduction of the one-index unit to one-unit ratio is required to maintain the tax characterization of the Trust as a regulated investment company (a “RIC”).

Under the options agreements, the options counterparty agrees to pay the Trust, for each unit, an amount equal to the return specified in clause (i) under “Final Distributions on Termination Date” above in the case where the final index level exceeds the initial index level. Conversely, under the options agreements, the Trust agrees to pay the options counterparty, for each unit, an amount equal to the loss specified in clause (iii) under “Final Distributions on Termination Date” above in the case where the final index level is less than the buffer level. The options agreements provide a buffer feature for partial capital protection against the negative performance of the reference index at termination insofar as the Trust makes no payments in the case where the final index level is equal to or greater than the buffer level but less than or equal to the initial index level. The minimum distribution feature will apply only on the termination date and only if the final index level declines by more than [80%] relative to the initial index level. The options agreements provide that the options counterparty makes final valuations on the determination date, which is the trading day prior to the termination date of the Trust.

Distributions

While the Trust is required to distribute at least annually substantially all of its investment company taxable income and net capital gain, all interest received by the Trust from the treasury obligations and cash held for the payment of expenses are expected to fund payment of Trust expenses and payments of the option premium as described below. Expenses are likely to exceed interest received and Equinox may be required to sell treasury obligations to meet such expenses. See “Principal Risks—Sale of Trust Property to Pay Trust Expenses” below. Therefore, unitholders should not expect to receive current income from the Trust.

Option Premium

The Trust is required to pay an option premium to the options counterparty on the termination date of $[—] per option agreement (the “option premium”). On the termination date, the options counterparty may reduce any payment due to the Trust by the amount of such option premium, or Equinox may apply maturity proceeds of the treasury obligations to pay the option premium and remaining trust expenses. Therefore, for the options agreements to result in a net payment to the Trust (i.e., for the price of the options agreement at expiration to exceed the option premium payable by the Trust), the final index level must exceed the initial index level by approximately [—]%. The Trust may increase or prepay the options premium on or about the inception date so as to make the initial offering price (net of the maximum sales fee) approximately $1,000 per unit on the inception date.

In connection with purchases of units after the strike date, the option premium for those options agreements will be adjusted downwards proportionally, based on the time elapsed since the strike date. This adjustment will maintain economic equivalence among all options agreements.

In all cases, the return (or loss) on your units will be decreased (or losses increased) by the option premium in addition to other upfront and periodic ongoing fees.

Collateralization

To assure that the options counterparty will make payments under the options agreements and therefore the Trust (and thus the unitholders) will receive any payment owed under the options agreements, the options counterparty will establish, a segregated collateral account with an independent bank (which will be BNY Mellon), as custodian into which the options counterparty shall deposit cash and short-term treasury obligations to secure its performance under the options agreements. Equinox will monitor that the options counterparty deposits collateral having value of at least any amount owed under the options agreements, subject to de-minimis transfer minimums. Other than to secure the performance of the options counterparty under the options agreements, the collateral is not Trust property.

Conversely, to assure that the Trust will make payments under the options agreements and therefore the options counterparty will receive any payment owed under the options agreements, the Trust will establish a collateral account with the Trust’s custodian, BNY Mellon, into which the Trust shall deposit treasury obligations and cash to secure its performance under the options agreements. Other than to secure the performance of the Trust under the options agreements, the collateral is Trust property and not property of the options counterparty.

The evaluator will determine the amount, if any, that the options counterparty owes the Trust and confirm the amount that the Trust owes the options counterparty under the options agreements as of each trading day as described below in “Termination of the Options Agreements—Termination of Options Agreements on Redemption.”

MARKET DISRUPTION EVENTS

Equinox will determine the final index level based upon the closing level of the reference index. The determination date for any offering of the units may be postponed if Equinox determines that, on the determination date, a market disruption event has occurred or is continuing with respect to the reference index. If such a postponement occurs, Equinox will determine the final index level with reference to the closing level for the disrupted reference index on the first trading day on which no market disruption event occurs or is continuing with respect to the reference index. Notwithstanding the occurrence of one or more of the events below, which may constitute a market disruption event, Equinox may waive its right to postpone the determination date, if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the closing level of the reference index on such date. If such a postponement occurs, Equinox will determine the closing level on the first trading day on which the closing level of the reference index is observable and no market disruption event occurs or is continuing with respect to the reference index. In no event, however, will the determination date be postponed by more than two trading days.

If the determination date is postponed to the last possible day, as described above, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the determination of the final index level will be made by Equinox. In such an event, Equinox will make an estimate of the final index level for the reference index that would have prevailed in the absence of the market disruption event.

Market Disruption Events for a Reference Index

Any of the following will be a market disruption event with respect to the reference index, in each case as determined by Equinox:

•	a suspension, absence or limitation of trading in a material number of index constituents in the applicable market or markets for such index constituents;

•	a suspension, absence or limitation of trading in option or futures contracts relating to such reference index or to a material number of index constituents in the primary market or markets for those contracts;

•

any event that disrupts or impairs the ability of market participants in general (i) to effect transactions in, or obtain market values for a material number of index constituents or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to such reference index or a material number of index constituents in the primary market or markets for those options or contracts;

•	the reference index is not published; or

•	in any other event, if Equinox determines that the event materially interferes with the Trust’s ability to terminate all or a material portion of the options agreements.

For this purpose, an “absence of trading” in the primary market on which option or futures contracts related to any reference index or any index constituents are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of, or Adjustments to, the Reference Index; Alteration of Method of Calculation

If the index sponsor discontinues publication of the reference index and the index sponsor or any other person or entity publishes a substitute index that Equinox determines is comparable to the affected index and approves the substitute index as a successor index, then Equinox will determine the closing levels of the reference index, the buffer level, the initial index level, the final index level and the final distributions on the termination date by reference to such successor index.

If Equinox determines that the publication of the reference index is discontinued and that there is no successor index on any date when the level of such reference index is required to be determined, Equinox will instead make the necessary determination by reference to a group of stocks or another index or indices, as applicable, and will apply a computation methodology that Equinox determines will as closely as reasonably possible replicate such reference index.

If Equinox determines that any index constituents or the method of calculating the reference index have been changed at any time in any respect that causes the level of the reference index not to fairly represent the level of that index had such changes not been made or that otherwise affects the calculation of the closing levels of the reference index, the buffer level, the initial index level, the final index level or the final distributions on the termination date, then Equinox may make adjustments in this method of calculating the reference index that it believes are appropriate to ensure that the index level used to determine the amount payable on the termination date is equitable. Examples of any such changes that may cause Equinox to make the foregoing adjustment include, but are not limited to, additions, deletions or substitutions and any reweighting or rebalancing of the index constituents, changes made by the index sponsor under its existing policies or following a modification of those policies, changes due to the publication of a successor index, changes due to events affecting one or more of the index constituent stocks or their issuers or any other index constituents, as applicable, or changes due to any other reason. All determinations and adjustments to be made with respect to the closing levels of the affected index, the buffer level, the initial index level, the final index level and the final distributions on the termination date or otherwise relating to the level of the affected index will be made by Equinox.

TERMINATION OF THE OPTIONS AGREEMENTS

Termination of Options Agreements on Redemption

Upon a unitholder redemption of units as described below under “Selling Units—Redemption,” Equinox shall cause the options counterparty to terminate the corresponding number of options agreements as subject to the redemption. The options agreements provide that the Trust may exercise a termination right on or prior to the close of trading on each trading day and that payments will be made to the Trust three business days afterwards. The termination value of the options agreements will be valued based on the evaluator’s determination of the fair value of such options agreements taking into consideration various factors such as the amounts payable in connection with an early termination of such options agreements by the options counterparty or current prices for the options agreements as obtained from dealers or brokers and/or prices for comparable options. All valuations in connection with a redemption take into consideration the applicable bid and ask spreads.

Termination of the Options Agreements Upon Event of Default or Other Events

While Equinox does not expect them to occur, the options agreements contain provisions included in the options agreements, that if occur, may lead to the termination of the options agreements and the Trust:

Events of Default. The occurrence of any of the following with respect to the options counterparty or the Trust, as applicable, constitutes an event of default under the options agreements by the options counterparty or the Trust, as applicable (the “defaulting party”):

1.	the options counterparty or Trust fails to make, when due, any payment under the options agreement, and such failure is not remedied by the first business day after notice of such failure is given to the options counterparty or Trust, as applicable (such event, a “failure to pay”);

2.	subject to limited exceptions, the options counterparty fails to comply with or perform an obligation or agreement and such failure is not remedied by the thirtieth day after notice of such failure is given to the options counterparty;

3.	failure of the options counterparty or Trust to comply with the collateral arragement described above under “Principal Investment Strategy—Collateralization” (such event, a “collateral default”);

4.	subject to limited exceptions, the options counterparty makes or is deemed to make a representation that proves to have been incorrect or misleading in any material respect when made;

5.	the acceleration or other similar event in respect of the options counterparty under one or more agreements relating to borrowed money which has resulted in a material portion of that debt becoming due and payable (or, if at the termination date, amounts due and payable) (such event, a “cross default”); or

6.	the options counterparty or the Trust is subject to certain insolvency events which, in general, involve events such as dissolutions; general assignments for the benefit of creditors; the institution of a voluntary or involuntary proceeding seeking a judgment of insolvency or bankruptcy; passing resolutions for winding-up or liquidation and like-kind events (such event, a “bankruptcy”).

Termination Events. The occurrence of the following with respect to the options counterparty or the Trust constitutes a termination event (an “options termination event”) under the options agreements:

1.	it becomes unlawful for the options counterparty or the Trust (which will be the “affected party”) to comply with any material provision of the options agreements as a result of legislative, regulatory or judicial action, (such event, an “illegality”);

2.	due to a change in tax law, the options counterparty or Trust (which will be the “affected party”) will, or there is a substantial likelihood that it will, on the next distribution date under the options agreements be required to pay to the other party an additional tax amount or receive a payment from which a tax amount is required to be deducted or withheld (such event, a “tax event”); or

3.	in the case of the options counterparty (which will be the “affected party”), the Trust (which will be the “burdened party”) on the next distribution date under the options agreements be required to pay to the other party an additional tax amount or receive a payment from which a tax amount is required to be deducted or withheld in either case as a result of the options counterparty merging with another entity (such event, a “tax event upon merger”).

Early Termination Dates and Trust Termination Resulting From an Early Termination Date under the Options Agreements. If any event of default under the options agreements for which the options counterparty is the defaulting party, a tax event for which the Trust is the affected party, a tax event upon merger for which the Trust is the burdened party or an illegality for which the Trust or options counterparty is the affected party (such events, “options counterparty events”), Equinox may (and at the direction of the holders of 66 2/3% of the outstanding units shall) designate an early termination date at the earliest date following Equinox’s receipt of actual knowledge of that event.

If any of the following events occurs: a failure to pay, a collateral default or a bankruptcy for which the Trust is the defaulting party, a tax event or tax event upon merger for which the options counterparty is the affected party or an illegality for which the Trust or options counterparty is the affected party (such events, “trust options events”), the options counterparty may designate an early termination date by giving notice to Equinox.

In the event that either the Trust or the options counterparty designates an early termination date, Equinox shall commence selling all treasury obligations to fund any payments owed to the options counterparty (including the option premium) and payment of any remaining Trust expenses. Equinox will demand payment of any amounts owed by the options counterparty under the options agreements, and if such payments are not made, liquidate any collateral posted by the options counterparty to the Trust to secure these payments. Similarly, the options counterparty will demand payment of any amounts owed by the Trust, and if such payments are not made, liquidate any collateral posted by the Trust to the options counterparty to secure these payments. The termination date of the Trust shall also be accelerated to the date determined by Equinox based on receipt of the final liquidation proceeds of the treasury obligations and the final payment under the options agreements and Trust expenses, and the Trust will distribute the balance of Trust property to unitholders.

Determination of Termination Payment Under the Options Agreements

Should Equinox terminate the options agreements after an options counterparty event occurs, Equinox will compute an amount payable under the options agreements by reference to “market quotation.” Generally, “market quotation” involves the computation of an amount payable by or to the Trust based on the solicitation of eligible replacement options counterparties of an amount that would be paid to or by the Trust for replacement options transactions having the effect of preserving for the Trust the economic equivalent of any the terminated options agreements inclusive of unpaid options premiums as of the date of the early termination.

The Trust is structured so that a trust options event is unlikely. However should such an event occur, the determination of market quotation will generally parallel the determination above, except that, in general, the options counterparty will make the “market quotation” computation from its replacement cost perspective rather than from the Trust’s replacement cost perspective.

Payment upon the early termination of the options agreements could result in substantial losses to the unitholders. In addition to such risks, if the options counterparty owes under the options agreements and collateral posted by the options counterparty is insufficient, the Trust also faces the risk of non-performance by the options counterparty. As a result, the options counterparty credit risk may result in significant losses.

Dissolution of the Trust.

In addition to the events specified in Part B of this prospectus under “Trust Administration—Dissolution of the Trust”, Equinox may direct the dissolution of the Trust if due to a change in law (including tax law) there is, or there is a substantial likelihood that the Trust will be prohibited or impaired in any material way from pursuing its principal investment strategy. In addition, if a default, termination event or similar event in respect of the Trust occurs and the derivative counterparty directs the termination of the derivative agreement, Equinox will direct the dissolution of the Trust.

HYPOTHETICAL EXAMPLES

The following table illustrates the payments on the options agreements and examples of hypothetical Trust returns for units held from the inception date of the Trust to the scheduled termination date, assuming a purchase price of $1,000 per unit net of the maximum sales fee. The examples are based on various levels of assumed changes in the closing level of the reference index over the life of the Trust. The table below is a hypothetical illustration of the mathematical principles underlying the options agreements and the Trust’s overall investment strategy. The illustration does not predict or project the performance of units, the Trust or the Trust’s investment strategy. All amounts are rounded for ease of understanding.

For an explanation of the options agreements computations, please refer to the discussion under “Principal Investment Strategy” above. Negative amounts in the table below under “Payment on Option Agreement Net of Option Premium” indicate a payment to be made by the Trust and positive amounts indicate a payment to be received by the Trust.

The amount shown in the table below under “Maturity Value of Treasury Obligation” is the “Principal Amount of Treasury Obligations per Unit at Inception” set forth below in “Essential Information.” This amount could vary over the Trust’s life if the Trust is required to sell treasury obligations to satisfy unit redemptions or Trust expenses. The Trust is required to pay expenses out of interest income received by the Trust from the treasury obligations and cash held for expenses prior to selling any treasury obligations to satisfy expenses. Estimated Trust expenses per unit are an assumed $[—] per calendar year, or [—] for three calendar years.

The amount shown in the table below under “Aggregate of Annual Interest Income from Treasury Obligation” represents the sum of the scheduled interest payments on the treasury obligations that are anticipated to be received by the Trust over its scheduled three-year life.

The Option Premium is assumed to be $[—] per unit.

The amount shown in the table below under “Hypothetical Distribution Upon Termination of the Trust” represents the sum of the “Payment on Option Agreement Net of Option Premium,” the “Maturity Value of Treasury Obligation” and the “Aggregate of Interest Income From Treasury Obligation” less the “Estimated Trust Expenses.” This amount is only a hypothetical illustration of the mathematical principles underlying the options agreements and the Trust’s investment strategy and applies only to a theoretical investment held from the Trust’s inception date through the termination date. The actual distributions that you receive will vary from these estimates with changes in expenses.

Index Return	Payment on Option Agreement Net of Option Premium	Maturity Value of Treasury Obligation	Aggregate of Interest Income From Treasury Obligation	Estimated Trust Expenses	Hypothetical Distribution Upon Termination of the Trust	Return on a Unit
40%	$	$	$	$	$	$
35%	$	$	$	$	$	$
30%	$	$	$	$	$	$
25%	$	$	$	$	$	$
20%	$	$	$	$	$	$
20%	$	$	$	$	$	$
10%	$	$	$	$	$	$
5%	$	$	$	$	$	$
0%	$	$	$	$	$	$
-10%	$	$	$	$	$	$
-20%	$	$	$	$	$	$
-30%	$	$	$	$	$	$
-40%	$	$	$	$	$	$
-50%	$	$	$	$	$	$
-60%	$	$	$	$	$	$
-70%	$	$	$	$	$	$
-80%	$	$	$	$	$	$
-90%	$	$	$	$	$	$
-100%	$	$	$	$	$	$

REFERENCE INDEX

Below is a description of the reference index. Unless otherwise stated, all information contained herein regarding the reference index is derived from publicly available sources and is provided for informational purposes only. We have not independently verified, and have not confirmed the accuracy or completeness of, such information. Equinox assumes no responsibility for the adequacy or accuracy of information about the reference index. You should make your own investigation into the reference index.

The S&P 500® Index

General

All information regarding the reference index set forth in this prospectus reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC, a division of The McGraw-Hill Companies, Inc. (together, with the S&P Index Committee, the “index sponsor”). The reference index is maintained by the S&P Index Committee, a team of S&P Dow Jones Indices economists and index analysts who meet on a monthly basis. The reference index is intended to provide an indication of the pattern of stock price movement. The daily calculation of the level of the reference index, discussed below in further detail, is based on the aggregate market value of the index constituents compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The reference index does not reflect the payment of dividends on index constituents. Because of this the return on the Trust will not be the same as the return you would receive if you were to purchase the index constituents and hold them for a period equal to the term of the Trust.

Composition of the Reference Index

The index sponsor chooses companies for inclusion in the reference index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database, which the index sponsor uses as an assumed model for the composition of the total market. Generally, only one class of common stock of any company is included in the reference index. The common stock of a company included in the reference index is usually the most liquid class of common stock of that company as determined by the index sponsor in its sole discretion. Relevant criteria employed by the index sponsor for new additions include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market value of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market price and trading activity of the common stock of that company. The ten main groups of companies that comprise the reference index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. The index sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the reference index to achieve the objectives stated above.

Additional information on the reference index and the index methodology for the reference index is made available by the index sponsor at http://us.spindices.com/indices/equity/sp-500. The information on this website is not part of or incorporated by reference in this prospectus.

License Agreement

The Trust has entered into a non-exclusive license agreement with the index sponsor whereby the Trust, in exchange for a fee, is permitted to use the reference index. None of the Trust, Equinox or its affiliates are affiliated with the index sponsor; the only relationship between the index sponsor and such entity is any licensing of the use of the index sponsor’s indices and trademarks relating to them.

The Trust is not sponsored, endorsed, sold or promoted by the index sponsor. The index sponsor makes no representation or warranty, express or implied, to the unitholders or any member of the public regarding the advisability of investing in securities generally or in this Trust particularly, or the ability of the reference index to track general stock market performance. The index sponsor’s only relationship to the Trust is the licensing of certain trademarks and trade names of the index sponsor and of the reference index which is determined, composed and calculated by the index sponsor without regard to the Trust, its affiliates or the unitholders. The index sponsor has no obligation to take the needs of the Trust or the unitholders into consideration in determining, composing or calculating the reference index. The index sponsor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the units to be issued or in the determination or calculation of the equation by which the Trust’s portfolio is to be converted into cash. The index sponsor has no obligation or liability in connection with the administration, marketing or trading of the Trust.

The index sponsor does not guarantee the accuracy and/or the completeness of the reference index or any data included therein and it shall have no liability for any errors, omissions or interruptions therein. The index sponsor makes no warranty, express or implied, as to results to be obtained by the Trust, unitholders, or any other person or entity from the use of the reference index or any data included therein. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the reference index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. and are intended to be licensed for use by the Trust. The Trust is not sponsored, endorsed, sold or promoted by the index sponsor and the index sponsor makes no representation regarding the advisability of investing in the Trust.

Historical Performance of the S&P 500 Index®

The following graph sets forth the daily closing levels of reference index from January 3, 2000 through April 1, 2014. We obtained the reference index closing levels below from Bloomberg Professional© service (“Bloomberg”) without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical levels of reference index are provided for informational purposes only. You should not take the historical levels of reference index as an indication of future performance, which may be better or worse than the levels set forth below. The closing level of reference index on April 1, 2014 was 1,885.52.

Historical Reference Index Levels

The following table shows the quarterly performance of the reference index for all four calendar quarters in each of 2009, 2010, 2011, 2012, 2013 and the first calendar quarter of 2014. Partial information is provided for the second calendar quarter of 2014. All prices and levels used to calculate the performance of the reference index are based on quotations obtained from Bloomberg. The closing levels may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy The historical level of the reference index should not be taken as an indication of future performance, and no assurance can be given as to the index level on any given day.

Quarter Start	Quarter End	Quarterly Low	Quarterly High	Quarter Close	Quarterly Change
1/1/2009	3/30/2009	676.53	934.70	797.87	-11.67%
4/2/2009	6/29/2009	811.08	946.21	919.32	15.22%
7/2/2009	9/28/2009	879.13	1,071.66	1,057.08	14.98%
10/1/2009	12/31/2009	1,025.21	1,127.78	1,115.10	5.49%
1/2/2010	3/31/2010	1,056.74	1,174.17	1,169.43	4.87%
4/1/2010	6/30/2010	1,030.71	1,217.28	1,030.71	-11.86%
7/1/2010	9/30/2010	1,022.58	1,148.67	1,141.20	10.72%
10/1/2010	12/31/2010	1,137.03	1,259.78	1,257.64	10.20%
1/2/2011	3/31/2011	1,256.88	1,343.01	1,325.83	5.42%
4/1/2011	6/30/2011	1,265.42	1,363.61	1,320.64	-0.39%
7/1/2011	9/30/2011	1,119.46	1,353.22	1,131.42	-14.33%
10/1/2011	12/31/2011	1,099.23	1,285.09	1,257.60	11.15%
1/4/2012	3/31/2012	1,277.06	1,416.51	1,408.47	12.00%
4/3/2012	6/30/2012	1,278.04	1,419.04	1,362.16	-3.29%
7/3/2012	9/29/2012	1,334.76	1,465.77	1,440.67	5.76%
10/2/2012	12/29/2012	1,353.33	1,461.40	1,426.19	-1.01%
1/4/2013	3/31/2013	1,457.15	1,569.19	1,569.19	10.03%
4/3/2013	6/30/2013	1,541.61	1,669.16	1,606.28	2.36%
7/3/2013	9/30/2013	1,614.08	1,725.52	1,681.55	4.69%
10/1/2013	12/31/2013	1,848.36	1,655.45	1,848.36	9.92%
1/2/2014	3/31/2014	1,878.04	1,741.89	1,872.34	1.30%
4/1/2014*	4/1/2014*	1,885.52	1,885.52	1,885.52	0.70%

* As of the date of this prospectus, available information for the second calendar quarter of 2014 includes data for April 1, 2014. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2014.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Trust. This section describes the main risks that can impact the value of units of the Trust. You should understand these risks before you invest and should reach a decision to invest in the Trust only after carefully considering the suitability of such an investment in light of your investment objectives and the specific information set out in this prospectus. We urge you to read the additional explanation of risks relating to the units generally in the “Investment Risks” section of Part B of this prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the units.

Neither Equinox nor any dealer participating in the offering makes any recommendation as to the suitability of the units for investment. If the value of the assets in the Trust’s portfolio falls, the value of your units will also fall. We cannot guarantee that the Trust will achieve its objective or that a unitholder’s investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the assets in the Trust’s portfolio will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in the performance and expected volatility of the reference index, its various constituents, interest rates and inflation. In addition, the value of the Trust might be affected by (i) the dividend rates on the index constituents, (ii) interest and yield rates on the treasury obligations and in the market generally and (iii) a variety of economic, financial, political, regulatory or judicial events. The Trust is a unit investment trust and, as a result, is not actively managed. Assets are only bought and sold in limited circumstances as described in this prospectus. The Trust will generally hold, and may continue to buy, the same assets even though the market value or yield on such assets may have changed. The value of your investment may fall over time. The Trust does not guarantee any return of principal. The return on your units on the termination date is linked to the performance of the reference index and will depend on whether, and the extent to which, the performance of the reference index is positive or negative during the term of the Trust. Should the final index level be less than the buffer level, you will likely suffer substantial losses on your initial investment. In this case, holders that purchased a unit for $1,000 will suffer losses of $10 for each 1% decrease in the level of the reference index below the initial index level, subject to the minimum distribution feature. Holders that purchased at prices more than $1,000 will suffer greater losses. The downside market exposure to the reference index is buffered only at termination. In addition, the [$200] per unit minimum distribution feature applies only on the termination date.

Sale of Trust Property to Pay Trust Expenses. Distributions on the securities may be insufficient to meet any or all expenses of the Trust. If the cash balances in the income and capital accounts are insufficient to provide for amounts payable by the Trust, Equinox, on behalf of the Trust, will sell Trust property to pay such amounts. In the case of the option premium, these sales will be highly likely. Sales may result in losses to unitholders.

Counterparty Concentration Risk. The Trust is considered to be concentrated in the treasury obligations, options agreements and its exposure to the options counterparty, which is a company in the financial services industry. Negative developments in the financial services industry may affect the value of your investment more than would be the case in a more diversified investment.

Options Counterparty Risk. The Trust’s ability to achieve its investment objective will depend upon the ability of the options counterparty to meet its obligations. The options counterparty may become unable to make a payment due to the Trust in connection with the options agreement. Moreover, if the options counterparty is unable to make a payment when due and the collateral posted by the options counterparty is insufficient, the Trust will face the risk of non-performance by the options counterparty and will suffer losses. Equinox and the supervisor intend to monitor for the occurrence of events which would adversely affect the general credit standing of the options counterparty. Unitholders should understand that the Trust’s portfolio is not actively managed and the Trust may continue to hold the options agreements even if these events occur. As a result, the options counterparty credit risk may result in significant losses.

Higher Purchase Price Risk. The final distributions on the termination date (or otherwise, on redemption) will not be adjusted based on the price you pay for your units. If you purchase units at a price other than $1,000, then the return on your investment will differ from, and may be substantially less than, the return on a unit purchased at $1,000. If you purchase a unit at more than $1,000 and hold it to the termination date, the return on your investment (or loss thereon) will be lower than it would have been for a unit purchased at $1,000. In addition, the impact of the buffer level on the return on your investment, and the extent to which the buffer level will diminish your exposure to any negative reference index performance, will depend upon the price you pay for your units relative to a unit purchased at $1,000.

Dilution Risk. As Equinox sells units, the size of the Trust will increase. Equinox will seek to replicate the existing portfolio and when the Trust buys treasury securities and options agreements, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time Equinox creates units and the time the Trust buys the securities. Equinox cannot guarantee that the Trust will keep its present size and composition for any length of time.

Dividend and Voting Risk. Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the index constituents or options agreements would normally have. The reference index does not reflect the payment of dividends on the stocks included in the reference index. Because of this the return on the units will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the Trust. Furthermore, a direct investment in the index constituents is likely to have tax consequences that are different from an investment in the Trust.

Treasury Obligation Risk. No one can predict whether interest rates will rise or fall in the future. Treasury obligations are direct obligations of the United States that are backed by the full faith and credit of the United States. The value of the treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain treasury obligations may have been purchased on the Trust’s inception date at prices lower than their par value at maturity, indicating a market discount. Certain treasury obligations may have been purchased on the Trust’s inception date at prices greater than their par value at maturity, indicating a market premium. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. Given the historically low interest rate environment, risks associated with rising rates are heightened.

Investment Strategy Risk. Investing in the Trust is not the same as investing in the reference index or the index constituents. The return to a unitholder holding units of the Trust to the termination date will be based in part on the performance of the reference index and whether the final index level is greater than, equal to or less than the [40]% buffer level. The return on the investment in the Trust may not reflect the return available to an investor who invested directly in the reference index or the index constituents.

Legislation and Litigation Risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the index constituents. Such an initiative may also have a negative impact on the Trust’s portfolio, or on the tax treatment of your investment in the Trust. In addition, litigation regarding any of the issuers of the index constituents or of the industries represented by these issuers may negatively impact the share prices of these securities and, therefore, the level of the reference index. No one can predict what impact any pending or threatened litigation will have on the share prices of any of the index constituents and what the overall affect may be on the value of the Trust.

Liquidity Risk. A unitholder may be subject to liquidity risk if Equinox does not maintain a secondary market; however, a unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trust.

No FDIC Guarantee. An investment in the Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Reference Index Risk. The return on the Trust is expected to depend in large part upon the performance of the reference index which consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The policies of the index sponsor and any changes affecting the reference index or the index constituents could affect the market value of the Trust and its units. The policies of the index sponsor concerning the calculation of the levels of the reference index or additions, deletions or substitutions of the index constituents and the manner in which changes affecting such index constituents or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the reference index, could affect the levels of the reference index and, therefore, the amount payable in respect of units of the Trust on the termination date and the market value of the Trust and its units prior to the termination date. The market value of the Trust and its units could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the level of the reference index, or if the index sponsor discontinues or suspends calculation or publication of the level of the reference index, in which case it may become difficult to determine the market value of the Trust and its units. Unitholders will have no rights against the index sponsor, even if the index sponsor decides to suspend the calculation of the reference index and this suspension adversely impacts the amount unitholders receive at termination.

Timing Risk. The value of the Trust at its termination is not based on the level of the reference index at any time other than the determination date. The performance of the reference index will be based solely on the closing level of the reference index on the determination date relative to its initial index level. Although the level of the reference index at other times during the term of the Trust may be higher than the final index level, unitholders may not benefit from the closing level of reference index at any time other than on the determination date. In the event that the options agreements are terminated early, the determination date will be accelerated in respect of such partial or complete termination.

Uncertain Tax Treatment. Significant aspects of the tax treatment of the units are uncertain. You should read carefully the sections entitled “Tax Status” in Part B of this prospectus and consult your tax advisor about your tax situation.

Should the value of the options agreements sharply increase in value, the supervisor may determine that reduction of the one-index unit to one-unit ratio is required to maintain the tax characterization of the Trust as a RIC. This will lead to a termination of a sub-unit of each index unit and reduced future participation of each unit in the gains and losses of the reference index. In addition, Equinox may accelerate the termination date of the Trust in the event that the continued qualification of the Trust as a RIC is no longer, in Equinox’s determination, advisable or possible (including due to a change in applicable law or in the interpretation thereof). The early termination of the Trust could result in substantial losses to the unitholders.

ESSENTIAL INFORMATION

(AS OF THE INCEPTION DATE)

Public offering price at inception	$[—]

Inception Date	[—], 2014
Strike Date	[—], 2014

Initial Index Level	[—]
Principal Amount of Treasury Obligations per Unit	$[1,000]

Determination Date (1)	[—], 2017
Termination Date (2)	[—], 2017

Distribution Dates	[—]
Record Dates	[—]

Evaluation Time	The close of trading of the
New York Stock Exchange
(normally 4:00 p.m. Eastern
Time). However, on the first day
units are sold the evaluation
time will be as of the close of
trading on the New York Stock
Exchange or the time the
registration statement filed with
the Securities and Exchange
Commission becomes effective,
if later.

CUSIP Numbers
Standard Accounts
Cash Distributions	[—]
Reinvest Distributions	[—]
Fee Based Accounts
Cash Distributions	[—]
Reinvest Distributions	[—]
Minimum investment	[—]
IRA	[—]

1.	The determination date may be postponed due to a market disruption event as described in “Market Disruption Events” above.

2.	The termination date may be postponed due to a market disruption event as described in “Market Disruption Events” above.

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases. Actual expenses may vary.

Unitholder Fees	Percentage of Public Offering Price (1)	Amount Per Unit
Transactional sales fee paid on purchase (2)	—%	$—
Creation and development fee (3)	—%	$—
Maximum sales fees (including creation and development fee)	—%	$—
Estimated organization costs (4)	—%	$—

	Annual Fund Operating Expenses	Approximate % of Public Offering Price (1)	Amount Per Unit
Option premium (5)	$—	—%	$—
Trustee’s fee	$—	—%	$—
Custodial, Administration and Transfer Agency fee (6)	$—	—%	$—
Supervisory fee	$—	—%	$—
Evaluator’s fee	$—	—%	$—
Bookkeeping and administrative fee	$—	—%	$—
Estimated other Trust operating expenses (7)	$—	—%	$—

Total	$—	—%	$—

1.	Based on a unit with a $1,000 per unit public offering price (net of the maximum sales fee) as of the inception date.

2.	The transactional sales fee provided above is based on the public offering price on the inception date. Because the transactional sales fee equals the difference between the maximum sales fee and the creation and development fee (as described below), the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. Despite the variability of the transactional sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

3.	The creation and development fee compensates Equinox for creating and developing the Trust. The actual creation and development fee is $[—] per unit and is paid to Equinox at the close of the initial offering period, which is expected to be approximately 30 days following the inception date, subject to early closure at the option of Equinox. The percentages provided are based on a public offering price of $[—] per unit as of the inception date and the percentage amount will vary over time. If the public offering price exceeds $[—] per unit, the creation and development fee will be less than [—]% of the public offering price; if the public offering price is less than $[—] per unit, the creation and development fee will exceed [—]% of the public offering price. However, in no event will the maximum sales fee exceed [—]% of a unitholder’s initial investment.

4.	The estimated organization costs include the amount per unit paid by the Trust at the end of the initial offering period. Estimated organization costs include a licensing fee paid to the index sponsor for the use of intellectual property owned by the index sponsor.

5.	Paid on the termination date of the Trust. The Trust may increase or prepay the options premium on or about the inception date so as to make the initial offering price (net of the maximum sales fee) approximately $1,000 per unit on the inception date.

6.	Subject to $10,000 minimum fee per annum.

7.	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $[—]. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

EXAMPLE

This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that the Trust’s operating expenses do not change, that the option premium per unit is $[—] and that the coupon on the treasury obligations is [—]% per annum for each year. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year
2 years
3 years

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests.

TAXES

The Trust has elected and intends to qualify each year to be treated as a RIC under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Income and capital gain distributions you receive from the Trust generally are subject to federal income taxes and may also be subject to state and local taxes. The Trust intends to distribute, at least annually, substantially all of its investment company taxable income and net capital gain. However, as described under “Distributions” above, unitholders should not expect to receive significant current income from the Trust. See “Tax Status” in Part B of the prospectus for further tax information.

DISTRIBUTIONS

Unitholders should not expect to receive distributions from the Trust until the termination date (which will be the last distribution date). All interest received by the Trust from the treasury obligations and cash held for the payment of expenses are expected to fund payment of Trust expenses and payments of the option premium as described above. In the unlikely event that interest on the treasury obligations exceeds payments of the option premium and Trust expenses, unitholders of record on the preceding record date may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or

•	receive distributions in cash.

You may change an election by contacting your financial professional. Once you elect to participate in a reinvestment program, the Trust’s transfer agent will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

In some cases, the Trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions may vary from time to time as companies change their dividends or other distributions on securities, Trust expenses change or as a result of changes in the Trust’s portfolio.

Each unit of the Trust at the inception date represents the undivided beneficial interest in the underlying securities and options agreements set forth in the “Trust Portfolio” and net income of the Trust.

Reports. BNY Mellon, as transfer agent for the Trust, or your financial professional will make available to you a statement showing income, receipts and distributions for that year. After the close of each year the Trust’s transfer agent will also make available an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

You may purchase or redeem units of the Trust on any trading day through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the transfer agent or sell units back to Equinox as described below. See “Purchasing Units” and “Selling Units” in Part B of the prospectus for more information.

Equinox may but is under no obligation to repurchase units from unitholders who want to redeem their units. These repurchases will be at the redemption price. Equinox is not obligated to maintain a market and may stop doing so without prior notice for any reason. If Equinox stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through BNY Mellon, which serves as the transfer agent. The price received from the Trust by the unitholder for units being redeemed is generally based upon the sales price of the related Trust property.

Until the end of the initial offering period, the price at which the Trust will redeem units and the price at which Equinox may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

[—], 2014

SERIES 1 OF EQUINOX TRUST (THE “TRUST”) PORTFOLIO

PORTFOLIO COMPOSITION

Description of Options Agreements
Options Counterparty and Reference Index	Index Units	Option Premium Per Unit	Aggregate Market Value to Trust (1)
		$	$

TOTAL		$	$

Description of Treasury Obligations, Cash and Cash Equivalents
Treasury Obligations (2)	Principal Amount Per Unit	Aggregate Principal Amount	Aggregate Market Value to Trust(1)
Treasury Obligations Maturing [—]	$1,000	$	$

Cash and Cash Equivalents	Cash and Cash Equivalents Per Unit	Aggregate Market Value to Trust
Cash and Cash Equivalents	$	$

TOTAL	$	$

Notes to Portfolio

1.	The value of treasury obligations is based on the current ask side evaluation as of the close of the New York Stock Exchange on the trading day prior to the Trust’s inception date. Equinox Institutional Asset Management, LP is the evaluator of the Trust. The value of the options agreements is based on the evaluator’s good faith determination of the fair value of the options agreements in its reasonable discretion taking into consideration factors, including, but not limited to (a) the net amount to be paid or received by the Trust in connection with an early termination of the options agreements as determined by the options counterparty and/or an independent third party pricing service on the relevant valuation date, (b) current ask prices for the options agreements as obtained from investment dealers or brokers who customarily deal in options comparable to the options agreements held by the Trust and (c) ask prices for comparable options or securities. The evaluator retains the discretion to bifurcate the options agreement and use the bid side evaluation for any portion of the options agreements determined that the Trust is “short.” Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the Trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing Trust property are not necessarily an indication of the risk associated with investing in such property. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

2.	The treasury obligations are represented by contracts to purchase such securities the performance of which is secured by cash or an irrevocable letter of credit. Contracts to acquire these securities were entered into on [—], 2014, and have an expected settlement date of [—], 2014. All or a portion of the treasury obligations may be pledged as collateral in order to secure the Trust’s obligation to pay amounts payable by the Trust under the options agreements.

The following table summarizes the Trust’s investments as of [—], 2014, based on inputs used to value them:

	Level 1	Level 2	Level 3
Options Agreements	$	$	$
Treasury Obligations	$	$	$

Total	$	$	$

THE COST OF THE TREASURY SECURITIES TO EQUINOX AND EQUINOX’S PROFIT OR (LOSS) (WHICH IS THE DIFFERENCE BETWEEN THE COST OF THE TREASURY SECURITIES TO EQUINOX AND THE COST OF THE TREASURY SECURITIES TO THE TRUST) ARE $            AND $            , RESPECTIVELY.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders

Series 1 of Equinox Trust (the “Trust”)

We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on page 21 of this prospectus, of the Trust, as of [—], 2014, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s depositor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by Equinox, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with BNY Mellon, the Trust’s custodian, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of [—], 2014. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Trust, as of [—], 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ [TBD]

[—], 2014

Series 1 of Equinox Trust (the “Trust”)

Linked to the S&P 500® Index

Due [—], 2017

Statement of Financial Condition

as of             , 2014

Investments in Treasury Obligations and Options Agreements
Cash
Contracts to purchase treasury obligations
Options agreements (1), (2), (3)	$

Total	$

Liabilities and Interest of Unitholders
Liabilities:
Organization costs (4)	$
Creation and development fee (5)	$

Total	$

Interest of Unitholders
Cost to unitholders (6)
Less transactional sales fee
Less creation and development fee and organization costs(4), (5), (6)

Net interest of unitholders	$

Total	$

Number of Units

Net Asset Value per Unit	$

Notes to Statement of Financial Condition.

1.	The Trust invests in a portfolio of treasury obligations and options agreements. Aggregate cost of such assets is listed under the “Series 1 of Equinox Trust Portfolio” above and is based on their underlying value.

2.	The treasury obligations are represented by contracts to purchase such securities the performance of which is secured by cash or an irrevocable letter of credit. Contracts to acquire these securities were entered into on [—], 2014, and have an expected settlement date of [—], 2014. All or a portion of the treasury obligations may be pledged as collateral in order to secure the Trust’s obligation to pay amounts payable by the Trust under the options agreements.

3.	In connection with the entry into the options agreements, the Trust will deposit $[—] of principal amount of treasury obligations into its collateral account as an independent amount.

4.	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $[—] per unit for the Trust. A distribution will be made at the close of the initial offering period to an account maintained by the custodian from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to Equinox and deducted from the assets of the Trust.

5.	The Trust is committed to pay a creation and development fee of $[—] per unit at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

6.	The maximum sales fee consists of a fixed creation and development fee and a transactional sales fee. Assuming a public offering price of $[—] per unit, the maximum sales fee is [—]% of the public offering price per unit. In turn, assuming the same public offering price, the creation and development fee and the transactional sales fee will be [—]% and [—]%, respectively of the public offering price per unit.

End of Prospectus Part A

EQUINOX TRUST

Prospectus Part B

Dated [—], 2014

The prospectus for each series of the Equinox Trust (each such series, a “Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust and provides specific information regarding that Trust’s portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Trusts. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

The Trust is a newly established, separate series of Equinox Trust. Equinox Trust is a statutory trust created under the laws of the State of Delaware on March 6, 2014 by a Master Trust Agreement (the “Master Trust Agreement”) between Equinox Group Distributors, LLC (“Equinox”), as depositor, and Wilmington Trust, National Association, as trustee. Each separate series created within Equinox Trust is governed by the Master Trust Agreement and a respective Series Supplement to the Master Trust Agreement (together, the “Trust Agreement”). The Series Supplement for a Trust is dated as of the inception date for that Trust. The value of the securities and other property comprising the Trust’s portfolio (the “Trust property”) is determined on each trading day by the evaluator as discussed under “Selling Units—Redemption—Computation of Offer and Redemption Price.” On the inception date, Equinox delivered securities or other property, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities to the Trust’s custodian (as defined below) or, to the extent applicable, otherwise executed and delivered on behalf of the Trust certain derivatives agreements. After the delivery of the securities and/or other property and, if applicable, execution and delivery of any derivatives agreements and the creation of the Trust, the Trust’s transfer agent delivered to Equinox the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

The Bank of New York Mellon (“BNY Mellon”) as custodian, transfer agent and administrator performs services for the Trust, Equinox Institutional Asset Management, LP acts as evaluator and supervisor and Equinox acts as depositor, pursuant to a Master Services Agreement and a respective series supplement to the Master Services Agreement relating to each Trust among Equinox Trust, Equinox, Equinox Institutional Asset Management, LP and The Bank of New York Mellon (together, the “Services Agreement”).

Unless otherwise indicated, references to “Equinox,” “we,” “our,” and “us” refer to Equinox only and not to its affiliated entities. References to “you” and “your” refer to the unitholder, which refers to those own units registered in each holder’s name on the books that the Trust’s transfer agent maintains for this purpose.

UNITS

Each unit represents an undivided beneficial interest in the assets of the Trust. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the Trust.

PURCHASING UNITS

Public Offering Price. You can buy units of the Trust on any trading day by contacting your financial professional. Public offering prices are available daily on the Internet at [—]. The public offering price includes: the aggregate net underlying value of the Trust property plus any accrued interest, organization costs, the maximum sales fee (which includes a transactional sales fee and the creation and development fee), and cash and other net assets in the portfolio. Equinox refers to the purchase price of units as the “public offering price.” Equinox must receive your order to buy units on a trading day prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Equinox receives your order after this time, you will receive the price computed on the next trading day.

At the end of the initial offering period, the public offering price of the units will no longer include a pro rata portion of estimated organizational costs.

The evaluator determined the initial prices of the Trust property shown in “Trust Portfolio” for the Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the trading day before the date of this prospectus. On the first day Equinox sells units, it will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the inception date, such determinations are made each trading day during the initial public offering period as of the evaluation time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price which is determined on each trading day by the evaluator at the evaluation time, see “Selling Units—Redemption—Computation of Offer and Redemption Price” below.

Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a part of the costs incurred in establishing the Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, prospectuses, the Trust Agreement, the Services Agreement and other documents related to the Trust and Trust property, registering units with the securities regulators, commodities regulators and state blue sky fees, the initial audit and valuation of the Trust portfolio, fees paid to a portfolio consultant for assisting Equinox in selecting the Trust’s portfolio, if any, licensing fees paid for the use of intellectual property, if any, and the initial fees and expenses of the Trustee, the custodian, the transfer agent as well as the administrator and legal and other out-of-pocket expenses related thereto. Organization costs will not include the expenses incurred in the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. Organization costs will be deducted from the Trust at the end of the initial offering period. The Trust may use distributions from the Trust property or otherwise may sell securities, or otherwise dispose of Trust property to reimburse Equinox for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the prospectus.

Transactional Sales Fee. The transactional sales fee is an amount up to a percentage of the public offering price set forth in Part A of the prospectus, based on units having an initial value of approximately $1,000, $100, $10 or $1, as stated in Part A of the prospectus. This percentage amount of the transactional sales fee is based on the public offering price on the inception date. Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” below and “Fee Table” in Part A of the prospectus.

Reduction of Transactional Sales Fees. If provided in Part A of the prospectus, Equinox may offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any transactional sales fee discount when you order units. Since the creation and development fee is a fixed dollar amount per unit, the Trust must charge the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the creation and development fee, Equinox will credit you the difference between your maximum sales fee and the creation and development fee at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. Equinox may eliminate the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “fee account”). This discount applies during the initial offering period. Your financial professional may purchase units with the fee account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of the Trust or receive cash distributions. Equinox reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Equinox determines to be detrimental to the Trust. Equinox will receive and you will pay the creation and development fee. See “Expenses of the Trust” below for additional information.

Employees. If provided in Part A of the prospectus, Equinox will not charge the portion of the transactional sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Equinox and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

Dividend Reinvestment Plan. Equinox does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. This discount applies during the initial offering period and in the secondary market.

Distribution of Units. Equinox sells units to the public through broker-dealers and other firms. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Equinox may reallow all or part of the transactional sales fee you pay to these distribution firms when they sell units. Certain commercial banks may make units available to their customers on an agency basis. A portion of the transactional sales fee paid by such banks’ customers is retained by the banks. Equinox will retain the balance of any transactional sales fee. For units sold during the initial offering period, the transactional sales fee paid for a given transaction is as provided in Part A of the prospectus.

Other Compensation and Benefits to Broker-Dealers. Equinox, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell units of the Trust and other products sponsored by Equinox or one of its affiliates (“Equinox products”). This compensation is intended to result in additional sales of Equinox products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Equinox products by the intermediary or its agents, the placing of Equinox products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

Equinox makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Equinox’s products. Equinox may make such payments to any intermediaries that sell Equinox products.

Equinox may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend an Equinox product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

Equinox generally registers units for sale in various states in the United States. Equinox does not register units for sale in any foreign country. It is your financial professional’s responsibility to ensure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Equinox may reject any order for units in whole or in part.

Equinox may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. Any such gain or loss is equal to the difference between the price Equinox pays for units and the price at which Equinox redeems or resells them. Equinox may also gain or lose money when it deposits securities or other Trust property to create units in the amounts set forth in the “Trust Portfolio.”

Dealers’ Profits. As set forth under “Purchasing Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units. In offering units dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

Sponsor Profits. Equinox will receive up to the maximum sales fees equal to the percentage of the public offering price of the units described in Part A of the prospectus. In addition, Equinox may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to Equinox and the cost of such securities to the Trust. Equinox may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities.

Market for Units. After the initial offering period, Equinox and certain other broker-dealers may, but are not obligated to, maintain a market for units of the Trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the Trust property. The public offering price of any units resold by Equinox will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to Equinox. If Equinox or any broker-dealer decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust at any time.

SELLING UNITS

You may sell your units on any trading day by contacting your financial professional. The sale price of units is often referred to as the “redemption price.” The redemption price is displayed daily on the Internet at [—] and may be available through your financial professional. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period, the price at which the transfer agent will redeem units and the price at which Equinox may repurchase units includes a pro rata portion of estimated organization costs.

Selling Units. Equinox may, but is not obligated, to maintain a secondary market for units. This means that if you want to sell your units, Equinox may buy them at the current price which is based on their net asset value. Equinox may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current public offering prices to determine the best price available. Equinox, and any other broker-dealer that maintains a secondary market, may discontinue such secondary market at any time without notice. Even if neither Equinox nor any other broker-dealer makes a market, you will be able to redeem your units on any trading day for the current redemption price per unit.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units by making a written request to the transfer agent at its unit investment trust office in the City of New York. Units may be tendered to the transfer agent for redemption in accordance with the customary practice of Depository Trust Company, on any trading day. In order for you to receive the redemption price for a particular trading day when units are to be redeemed, an authorized financial intermediary must submit a redemption request and deliver the related units properly to the transfer agent prior to the close of the New York Stock Exchange. Please contact your financial intermediary for instructions on how to place redemption requests in a form acceptable to the transfer agent. If the properly completed request and related units are received by the transfer agent from a financial intermediary after the close of the New York Stock Exchange, you will receive the price computed on the trading day following the transfer agent’s receipt.

Redemption shall be made by the transfer agent no later than the seventh calendar day following the date of tender for redemption (the “redemption date”) by payment of cash equivalent to the redemption price multiplied by the number of units being redeemed. The redemption price is determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange on the date of tender. The “date of tender” is deemed to be the date on which a request for redemption of units accompanied by the related units are properly received in good order by the transfer agent. Any units redeemed shall be canceled and any undivided beneficial interest in the related Trust extinguished. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Trust property at the time of redemption. No redemption fee will be charged by Equinox or the Trustee. Certain broker dealers may charge a transaction fee for processing redemption requests. Units redeemed will be canceled by the transfer agent.

Under regulations issued by the Internal Revenue Service, the transfer agent is required to withhold a specified percentage of the principal amount of a unit redemption if the transfer agent has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations, or the unitholder has not furnished the transfer agent with appropriate evidence that such unitholder is not a United States person for U.S. federal income tax purposes. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the transfer agent obtains the unitholder’s tax identification number from the unitholder’s financial intermediary. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the transfer agent has been provided a certified tax identification number (generally on IRS Form W-9 or an appropriate substitute form) or appropriate evidence that such unitholder is not a United States person (generally on an applicable IRS Form W-8) in order to avoid this possible “back-up withholding.” In the event the transfer agent has not been previously provided such information, it must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid distributions shall be withdrawn from the income account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the Trust.

The right of redemption may be suspended and payment postponed for more than seven calendar days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal of Trust property is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Trust property in accordance with the Services Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The transfer agent is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Equinox is empowered to sell securities or otherwise dispose of Trust property in order to make funds available for redemption. Such sales, if required, could result in a sale of Trust property by Equinox at a loss. To the extent Trust property is sold, the size and diversity of the Trust may be reduced.

Computation of Offer and Redemption Price. The evaluator will determine the redemption price per unit (as well as the secondary market public offering price), using the procedure described below. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the Trust property less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the custodian for its advances and (c) the accrued expenses of the Trust. Until the end of the initial offering period, the redemption price and the secondary market repurchase price will also include the creation and development fee and a pro rata portion of estimated organization costs.

The evaluator will determine the value (positive or negative) of the Trust property (the “evaluation”). The evaluator will make the evaluation of securities and other Trust property in the following manner, provided that the evaluator may deem such price inappropriate as a basis for evaluation and determine fair value as described under “Any security for which the evaluator cannot obtain a value or for which the evaluator deems such price inappropriate as a basis for evaluation”:

For common and preferred shares which are listed on the New York Stock Exchange or NASDAQ National Market System and traded in the U.S. public equity markets (such shares, “traded equity securities”):

(i)	If the traded equity securities are listed on the New York Stock Exchange or NASDAQ National Market System and traded in the U.S. public equity markets, the evaluator will make its evaluation based on the official closing price (or in the case of NASDAQ NMS, the NASDAQ official closing price) on the evaluation time on the related exchange, which is the principal market therefor; and

(ii)	if there is no available official closing price for any traded equity security, the evaluator will make its evaluation based on the last available bid prices of the securities.

For domestic and foreign fixed income securities and publicly listed exchange-traded equity securities for which the evaluator cannot obtain a value as prescribed for in “traded equity securities” described above:

The evaluator will make its evaluation based on the following methods:

(i)	on the basis of on the last official closing price on or prior to the evaluation time on the related exchange if the Securities are publicly listed exchange-traded equity securities listed on a non-U.S. exchange;

(ii)	on the basis of bid prices obtained from brokers and dealers for such securities if there is no available closing price;

(iii)	if there is no available bid price, on the basis of bid prices obtained from independent pricing services for such securities, based on either information provided by market makers or estimates of market values obtained from yield data relating to securities with similar characteristics; and

(iv)	if there is no available independent pricing service, on the basis of bid prices obtained from brokers and dealers for comparable securities, provided however, short-term investments having a maturity of 60 days or less are generally valued at amortized cost; however, securities with a demand feature exercisable by the seller within seven days are generally valued at par.

Any security for which the evaluator cannot obtain a value or for which the evaluator deems such price inappropriate as a basis for evaluation:

Securities are valued at fair value as determined in good faith by the evaluator. These fair value prices generally are calculated based upon where similar securities are trading in the market and may be priced based upon a pricing model and documentation pertaining to the securities.

Derivative Transactions. In the event that Part A of the prospectus provides that the Trust property consists of derivatives transactions, (i) if options or futures positions held by the Trust are exchange traded, those options and futures positions will be valued based on the last official closing price on or prior to the evaluation time on the primary exchange for such position provided that there is an operating market-clearing mechanism at the relevant time of determination, or if none, on the last available price prior to the evaluation time; (ii) if the derivative transaction is not traded on an exchange, the evaluator will determine the value of such derivative transaction based on its good faith determination of its fair value in its reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the Trust in connection with an early termination of such derivative transaction on the relevant date by the related counterparty or any third party pricing service retained by the evaluator, (b) current prices for the derivative transaction as obtained from investment dealers or brokers who customarily deal in financial instruments comparable to the derivative transaction and/or (c) prices for comparable futures contracts, options or securities.

Offering Period Evaluations. Notwithstanding the foregoing, during the initial offering period of units, the valuation of (i) securities will be made on the basis of current ask prices, provided that the official closing price shall be used to the extent that Equinox can purchase or sell at the applicable official price at the evaluation time, (ii) derivative transactions will be made on the basis of current ask prices when the Trust’s investment in the derivative transaction results is a “long” position and (iii) derivative transactions will be made on the basis of current bid prices when the Trust investment in the derivative transaction results is a “short” position. The evaluator may bifurcate derivative transactions having both long and short components for these purposes.

Purchase by Equinox of Units Tendered for Redemption. The Services Agreement requires that the transfer agent notify Equinox of any tender of units for redemption. Equinox, prior to the transfer agent’s close of business on the date of tender, may purchase any units tendered to the transfer agent for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day that would have been the redemption date for the units had such units otherwise been redeemed (see “Selling Units—Redemption”). Units held by Equinox may be tendered to the transfer agent for redemption as any other units. In addition, Equinox may tender units for redemption that were initially allocated to Equinox on the inception date if Equinox was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the Trust. The public offering price of any units resold by Equinox will be the public offering price determined in the manner provided in this prospectus (see “Purchasing Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to Equinox which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Purchasing Units—Other Compensation and Benefits to Broker-Dealers”).

Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s broker’s account. Units held through DTC will be registered in the name of its nominee. Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. The Trust’s obligations, as well as the obligations of the Trustee, custodian, transfer agent and administrator, and the obligations, if any, of the evaluator, supervisor, and Equinox run only to DTC, which is the “unitholder” of the units. The Trust does not have obligations to investors who hold indirect interests in book entry form. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Beneficial owners will have to follow their financial intermediary’s procedures for communicating with the transfer agent and transacting with the Trust. For more information about how to purchase, transfer and redeem units through their financial intermediary, beneficial owners of units should contact their financial intermediary directly.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

An investment in the units involves significant risks. Some of the general risks that apply to the units are summarized here. We urge you to also read the explanation of other specific risks relating to the units in the “Risk Factors” section of Part A of the prospectus. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the units.

The Units Involve Risk. This section describes some of the main risks that can impact the value of the Trust property. You should understand these risks before you invest and should reach a decision to invest in the Trust only after carefully considering the suitability of such an investment in light of your investment objectives and the specific information set out in this prospectus. You could lose some or all of your investment in the units. If the value of the Trust property falls, the value of your units will also fall. Equinox cannot guarantee that the Trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of Trust property may fluctuate. This could cause a decrease in the value of your units. Market value may be affected by a variety of factors including:

•	General financial markets movements including changes in prices and volatility of the reference index and other Trust property;

•	Changes in perceptions about the reference index or an issuer of Trust property held by the Trust;

•	Changes in the financial condition of an issuer of Trust property held by the Trust;

•	Interest rates and inflation;

•	Governmental policies and litigation; and

•	Purchases and sales of Trust property by the Trust.

Even though Equinox oversees the portfolio in consultation with the supervisor, you should remember that neither Equinox nor the supervisor manages the Trust’s portfolio. The Trust will not sell Trust property solely because the market value falls as is possible in a managed fund.

Fixed Portfolio. Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of Trust property will not result in its elimination from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Trust property was selected on the basis of the criteria set forth in Part A of the prospectus and that the Trust may continue to purchase or hold Trust property originally selected through this process even though the evaluation of the attractiveness of the Trust property may have changed. Some of the Trust property may also be owned by other clients of Equinox. However, because these clients may have differing investment objectives, Equinox may sell identical property from those accounts in instances where a sale by the Trust of identical Trust property would be impermissible, such as to maximize return by taking advantage of market fluctuations.

Additional Deposits and Dilution Risk. The Trust Agreement authorizes Equinox to increase the size of the Trust and the number of units thereof by the delivery of additional securities or other property, or cash (including a letter of credit) and thereafter purchasing additional securities. If applicable, the Trust will enter into additional derivative transactions. The transfer agent will deliver a corresponding number of additional units. If Equinox deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Trust property between the time of the cash deposit and the purchase of additional Trust property and because the Trust will pay the brokerage fees associated with such purchases. To minimize this effect, the Trust will attempt to purchase the additional Trust property as close to the evaluation time or as close to the evaluation prices as possible. Equinox cannot guarantee that the Trust will keep its size for any length of time.

Some of the Trust property may have limited trading volume. Equinox will endeavor to purchase additional Trust property with deposited cash as soon as practicable and deliver those assets over the ten (10) calendar days following each deposit. At termination of the Trust, Equinox reserves the right to sell Trust property over a period of up to twenty (20) business days to lessen the impact of its sales on the market price of the Trust property. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds or termination payments (as applicable) received on such Trust property, which will likely differ from any applicable evaluation on the termination date.

Payment Risk. An issuer of certain Trust property may be unable or unwilling to make distributions, which may decrease the value of your investment in the Trust.

Foreign Securities Risk. The Trust may invest in securities that are issued by foreign entities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

•	Foreign markets may be less liquid and more volatile than U.S. markets.

•	Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust’s value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust’s foreign currency holdings.

Litigation and Legislation Risk. The Trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers of securities held by the Trust. In addition, litigation regarding any of the issuers of securities held by the Trust or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the prices of these securities. Equinox cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

Industry Risks. The Trust may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

Consumer Discretionary and Consumer Staples. The Trust may invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Global factors that may adversely affect issuers of consumer products and services include political developments, imposition of import controls, fluctuations in oil prices and changes in exchange rates.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Financial Services. The Trust may invest significantly in banks and other financial services companies. The Trust may also enter into derivative transactions with banks or other financial services companies as counterparty. In general, financial services companies are substantially affected by changes in economic and market conditions including, but not limited to: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; and the overall health of the U.S. and international economies.

The financial services sector continues to be adversely affected by global developments over the last several years including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. A substantial amount of assets have been written down by financial institutions, with the impact of these losses forcing a number of large traditional banks, investment banks, broker/dealers and insurers into either liquidation or combination. This has also drastically increased the credit risk, and possibility of default, of derivatives transactions and bonds issued by institutions faced with these problems. Many of the institutions may continue to experience difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. While the U.S. and foreign governments, and their respective government agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services issuers will decrease as a result of these steps.

Such economic and political conditions and increased public scrutiny during the past several years have led to new legislation and increased regulation in the U.S. and abroad, creating additional challenges for financial institutions. Regulatory initiatives and requirements that are being proposed around the world may be inconsistent or may conflict with regulations to which financial services issuers are currently subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company’s ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company’s revenue or impose additional fees, assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of legislation following the financial crisis has been the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted into federal law on July 21, 2010. The Dodd-Frank Act includes reforms in order to address risks and issues in the nation’s evolving financial system. It also establishes entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight and federal consumer protection. The Dodd-Frank Act is intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. These regulatory changes may have adverse effects on certain Trust property, and could lead to decreases in the profits or revenues of certain issuers of Trust property. In many cases the full impact of the Dodd-Frank Act on a financial institution’s business remains uncertain because of the extensive rule-making still to be completed. Equinox is unable to predict the ultimate impact of the Dodd-Frank Act, and any resulting regulation, on the Trust property or on the financial services industry in general.

Industrials. The Trust may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

Information Technology. The Trust may invest significantly in information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company’s results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem the units at a price equal to or greater than what you paid.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Investment Strategy Risk. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful.

Liquidity Risk. A unitholder may be subject to liquidity risk if Equinox does not maintain a secondary market. However, a unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the transfer agent.

DISTRIBUTION OF UNITS

Equinox may eliminate the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies Equinox of a particular investor’s eligibility for the discount.

Equinox may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of Equinox’s products. These arrangements will not change the price you pay for your units.

Equinox may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price Equinox pays for units and the price at which it sells or redeems them. Equinox may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities or other property into the Trust is shown in the “Notes to Trust Portfolio” for the Trust.

Public Distribution of Units. During the initial offering period, units of the Trust will be distributed to the public at the public offering price, as is described under “Purchasing Units.” Broker-dealers and others will receive all or a portion of the transactional sales fee set forth in Part A of the prospectus in connection with the distribution of units during the initial offering period.

Equinox intends to qualify units of the Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully.

Certain commercial banks may make units of the Trust available to their customers on an agency basis. A portion of the sales charge discussed above is retained by the banks for these agency and brokerage transactions. Equinox will retain the balance of any transactional sales fee.

Equinox reserves the right to change the concessions or agency commissions set forth in Part A of the prospectus from time to time. In addition to such concessions or agency commissions, Equinox may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Equinox products.

Also, Equinox in its discretion may from time to time pursuant to objective criteria established by Equinox pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of the Trust. Such payments are made by Equinox out of its own assets, and not out of the assets of the Trust. These programs will not change the price unitholders pay for their units or the amount that the Trust will receive from the units sold.

Equinox reserves the right to reject, in whole or in part, any order for the purchase of units.

Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at prices determined in the manner provided under “Selling Units—Redemption—Computation of Offer and Redemption Price.”

TRUST ADMINISTRATION

Distributions to Unitholders. Income received by the Trust is credited by the Trust’s custodian to the income account of the Trust. Other receipts are credited to the capital account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in Part A of the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in Part A of the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“income averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all income received may be used to pay expenses. In addition, excess amounts from the capital account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the income of any of the securities after a record date and prior to the following distribution date will be held in the capital account and not distributed until the next distribution date applicable to the capital account. The custodian is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Equinox will direct the custodian to periodically deduct from the income account of the Trust and, to the extent funds are not sufficient therein, from the capital account of the Trust amounts necessary to pay the expenses of the Trust. The custodian will withdraw from said accounts such amounts, if any, as Equinox deems necessary to establish a reserve for any taxes or governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as Equinox directs the custodian to return all or any part of such amounts to the appropriate accounts. In addition, the custodian may withdraw from the income and capital accounts of the Trust such amounts as may be necessary to cover redemptions of units.

The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. Equinox created the Trust under the Trust Agreement between Equinox Group Distributors, LLC (as depositor) and Wilmington Trust, National Association (the “Trustee”). BNY Mellon (as custodian, transfer agent and administrator) performs services for the Trust, Equinox Institutional Asset Management, LP acts as evaluator and supervisor and Equinox acts as depositor, pursuant to the Services Agreement among Equinox Trust, Equinox Group Distributors, LLC, Equinox Institutional Asset Management, LP and BNY Mellon.

To create the Trust, Equinox delivered securities or other property to the custodian (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities) and, to the extent applicable, otherwise executed and delivered on behalf of the Trust certain derivatives agreements. Upon the custodian’s receipt, the transfer agent recorded ownership of units of the Trust in the name of Equinox. Each unit represents an undivided beneficial interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust dissolves. At the close of the New York Stock Exchange on the Trust’s inception date or on the first day units are sold to the public, if later, the number of units or options premium may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units, underlying asset to unit ratio, options premium and/or fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

Changes to the Portfolio. The Trust is not a managed fund. Unlike a managed fund, Equinox designed the Trust’s portfolio to remain relatively fixed after its inception and until its termination. Although the portfolio is regularly reviewed and evaluated and Equinox, in consultation with the supervisor, may sell Trust property under certain limited circumstances, Trust property will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of Trust property may not be the highest price attained by certain Trust property during the life of the Trust. The prices of Trust property may vary widely, and the effect of a dollar of fluctuation, either higher or lower, in market prices will be much greater as a percentage of the lower-priced property’s purchase price than as a percentage of the higher-price property’s purchase price. You will not be able to direct the disposition of or vote any of the securities in the Trust, or exercise any rights in respect of a derivative transaction. As the holder of the Trust securities, the custodian will vote the Trust securities as directed by Equinox or otherwise will endeavor to vote the Trust securities as closely as possible in the same manner and the same general proportion as are the securities held by owners other than the Trust.

The Trust will generally buy and sell Trust property only to pay expenses and to issue additional units or redeem units. However, the supervisor may advise Equinox to sell, liquidate, transfer or otherwise dispose of Trust property in limited circumstances, if there has been (or may be) a default in the payment of distributions in respect of the securities to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or pay Trust expenses or to preserve the tax status of the Trust, and under other circumstances as provided in the Services Agreement.

The Trust will generally reject any offer to issue, exchange or substitute new securities or property for the securities in its portfolio; provided that if any such issuance, exchange or substitution is effected, any securities, cash and/or property received shall be promptly sold (if securities or property) by Equinox and any cash shall be generally distributed to unitholders, unless the supervisor determines the Trust should keep such securities, cash or property.

However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The transfer agent will distribute any cash proceeds to unitholders. If the Trust receives securities or property other than cash, it will sell the securities or property and distribute the proceeds to unitholders. For example, this could happen in a merger or similar transaction.

Equinox will increase the size of the Trust as it sells units. When Equinox creates additional units, it will seek to replicate the existing portfolio. When the Trust buys additional Trust property, it will pay brokerage or other acquisition fees. Equinox may employ a subsidiary or affiliate of the custodian to act as broker in acquiring such Trust property. The Trust will pay for these brokerage services at standard commission rates. You could experience a dilution of your investment because of these fees and fluctuations in prices between the time Equinox creates units and the time the Trust buys additional Trust property. When the Trust buys or sells Trust property, Equinox may direct that orders be placed with and brokerage commissions be paid to brokers, including itself and brokers that may be affiliated with the custodian, Equinox or dealers participating in the offering of units. Equinox cannot guarantee that the Trust will keep its present size for any length of time.

Replacement Securities. In the event that any contract to purchase any security is not consummated in accordance with its terms (“failed contract security”), Equinox may either effect a buy-in in accordance with the rules of the marketplace where the failed contract securities were purchased or its clearing house or purchase a replacement security (the “replacement security”) which has been selected by Equinox applying funds held by the custodian. Purchases of replacement securities will be made subject to the following conditions:

•	The replacement securities will be securities as originally selected for the Trust;

•	The purchase of the replacement securities will not adversely affect the federal income tax status of the Trust;

•	The aggregate purchase price of the replacement securities will not exceed the total amount of cash deposited, or the amount drawn with regard to the failed contract securities under the letter of credit deposited, by Equinox at the time of the deposit of the failed contract security;

•	The replacement securities will be purchased within 30 days after the deposit of the failed contract security.

Amending the Services Agreement. The Services Agreement may be amended by the Trust, Equinox Institutional Asset Management, LP, Equinox and BNY Mellon without the consent of any of the unitholders to cure ambiguities or to correct or supplement or change any provisions which may be defective or inconsistent; to change any provision thereof as may be required by governmental or self-regulatory agencies; to make such provisions as shall not materially adversely affect the interests of the unitholders; or to make such amendments to preserve the tax status of the Trust.

The Services Agreement may also be amended in any respect, or provisions waived, by the parties above, with the consent of the holders of units representing 66-2/3% of outstanding units. Any amendment or waiver that permits a reduction of the units required to consent to any amendment will require the consent of the affected unitholders. Similarly, in no event may any amendment be made which would alter the rights to the unitholders as against each other, allow the Trust to engage in business or investment activities other than those described in this prospectus and the Services Agreement, adversely affect the tax status of the Trust purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes. In addition, the Services Agreement may not be amended without the consent of all unitholders, so as to permit, except as otherwise disclosed herein, the acquisition hereunder of any securities or Trust property.

In addition, Equinox may seek to amend the Services Agreement as it deems necessary or advisable to cause the conversion of the Trust from a unit investment trust to an “open-end company” or to a “closed-end company,” as those terms are defined in the Investment Company Act of 1940, provided that the Trust receive the affirmative vote of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Trust are present or represented by proxy or (b) more than 50% of the outstanding units of the Trust.

Amending the Trust Agreement. The Trust Agreement may also be amended in any respect by Equinox and the Trustee, or provisions waived, in the same manner and subject to the same conditions as for the Services Agreement.

Dissolution of the Trust. The Trust will dissolve on the termination date set forth under “Essential Information” for the Trust. Investors owning two-thirds of the units in the Trust may also vote to terminate the Trust early. The Trust will dissolve if within ninety days from the time that the Trust’s registration statement has first become effective under the Securities Act of 1933, as amended, the net worth of the Trust declines to less than $100,000. The Trust will also dissolve in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the value the Trust property would be reduced to less than 40% of the value of the Trust property at the time they were deposited in the Trust. In either event, the expenses of the Trust may create an undue burden on your investment. If this happens, Equinox will refund any sales fee and creation and development fee that you paid. If specified in Part A of the prospectus, Equinox may direct the dissolution of the Trust if (i) a minimum value or trigger is met, or, with respect to a Trust having derivatives transactions, if a default, termination event or similar event in respect of the derivative counterparty has occurred or (ii) due to (x) any action taken by a governmental authority, or brought in court, or (y) a change in law (including tax law) or in the application or official interpretation of any law, there is, or there is a substantial likelihood that the Trust will be prohibited or impaired in any material way from pursuing its principal investment strategy in the same manner and with the same economic terms as on the inception date. In addition, if a default, termination event or similar event in respect of the Trust occurs and the derivative counterparty directs the termination of the derivative agreement, Equinox will direct the dissolution of the Trust.

Equinox will liquidate all securities and terminate all derivative agreements in connection with the dissolution of the Trust. The transfer agent will notify you of any termination. The custodian will make a final distribution of assets to unitholders on the fifth (5th) business day following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor and Depositor. The sponsor and depositor of the Trust is Equinox Group Distributors, LLC. The sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The sponsor is organized as a limited liability company under the laws of the State of Delaware. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of the sponsor is located at 47 Hulfish Street, Suite 510, Princeton, New Jersey 08542. The sponsor is a direct, wholly-owned subsidiary of Equinox Financial Group, LLC.

If at any time Equinox shall resign or fail to perform any of its duties as depositor under the Services Agreement or shall become incapable of acting or shall be adjudged bankrupt or insolvent or shall have its affairs taken over by public authorities, then the supervisor may (a) appoint a successor sponsor at rates of compensation deemed by the supervisor to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) assume the duties of the depositor and receive additional reasonable compensation not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (c) dissolve and liquidate the Trust. In such case the supervisor shall assume the duties of the depositor in connection with such dissolution. Promptly following the appointment of a successor depositor or the supervisor’s election to assume the duties, the transfer agent will provide notice to the unitholders of such resignation or failure of the depositor to act and of such appointment or dissolution.

The depositor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Supervisor and the Evaluator. Equinox Institutional Asset Management, LP serves as evaluator and supervisor of the Trust. Equinox Institutional Asset Management, LP is an affiliate of Equinox and, as a result, a potential conflict of interest may exist. The evaluator and supervisor may resign or be removed by Equinox, in which event Equinox is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator or supervisor, as applicable. If upon resignation of the evaluator or supervisor no successor has accepted appointment within thirty days after notice of resignation, the evaluator or supervisor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be delivered by the transfer agent to each unitholder. As evaluator, Equinox Institutional Asset Management, LP utilizes the administrator to provide the official closing price of any securities listed on a national or foreign securities exchange based on information available to the administrator from a reporting service approved by the evaluator.

The Custodian, Transfer Agent and Administrator. The custodian, transfer agent and administrator for the Trust is BNY Mellon, a banking corporation organized under the laws of New York. BNY Mellon has its unit investment trust offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You may contact BNY Mellon as transfer agent by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust offices. BNY Mellon is subject to supervision by the New York State Department of Financial Services, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation.

BNY Mellon provides certain services to the Trust in its capacity as custodian, transfer agent and administrator for the Trust, including, but not limited to, (i) the custody and safeguarding of assets comprising the Trust in its role as custodian, (ii) sales processing, distribution processing, redemption processing and other transfer agent services in its role as transfer agent and (iii) certain administration and bookkeeping services in its role as administrator. In accordance with the Services Agreement, BNY Mellon shall keep proper records of all transactions at its office and with respect to the transfer agent, such records shall include the name and address of, and the number of units held by, every unitholder of the Trust which, so long as DTC is acting shall be solely its nominee, Cede & Co. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. BNY Mellon shall keep a certified copy or duplicate original of the Services Agreement and the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the Trust property held in the Trust. Pursuant to the Services Agreement, the custodian may employ one or more agents for the purpose of custody and safeguarding the assets comprising the Trust.

BNY Mellon (collectively in all its respective capacities) may resign as custodian, transfer agent or administrator for the Trust by executing an instrument in writing and filing the same with Equinox. BNY Mellon or its successor must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. Equinox upon receiving notice of such resignation is obligated to appoint a successor promptly. If, upon such resignation, no successor has been appointed and has accepted the appointment within thirty days after notification, BNY Mellon may apply to a court of competent jurisdiction for the appointment of a successor. Equinox may at any time remove BNY Mellon as custodian, transfer agent or administrator, with cause, and appoint a successor. The successor must provide notice of such removal and appointment to each unitholder promptly after its acceptance of appointment as successor custodian, transfer agent or administrator.

The custodian must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Trustee. Wilmington Trust, National Association, a national banking association, is the sole trustee of the Trust. The Trustee’s principal offices are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The Trustee is not affiliated with Equinox, and the Trustee’s duties are extremely limited as discussed below under “Trust Administration - Limitations on Liability”.

Under the Trust Agreement, the Trustee may be removed by Equinox upon 30 days prior written notice to the Trustee. The Trustee may resign upon 30 days prior written notice to Equinox. No resignation or removal of the Trustee shall be effective except upon the appointment of a successor Trustee. If no successor has been appointed within such 30 day period, the Trustee or Equinox may, at the expense of the Trust, petition a court to appoint a successor Trustee.

The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liability. Equinox and the supervisor shall be under no liability to the unitholders for any action taken or for refraining from taking any action in good faith pursuant to the Trust Agreement or for errors in judgment, but shall be liable only for their own gross negligence, bad faith or willful misconduct in the performance of their duties. The Trust Agreement has similar protections in respect of Equinox. The Services Agreement provides that BNY Mellon except by reason of its own gross negligence, bad faith or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Services Agreement, nor shall BNY Mellon be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Trust property. BNY Mellon not shall be liable for any loss, damage or expense, including counsel fees incurred by or asserted against the Trust, unless such loss, damage or expense arises out of the bad faith, gross negligence or willful misconduct of BNY Mellon.

BNY Mellon will not be liable for any losses and other costs and expenses of a defense against claims or liabilities resulting from its performance under the Services Agreement, unless such loss, damage or expense arises out of the bad faith, gross negligence or willful misconduct of BNY Mellon. BNY Mellon will not be liable for any taxes or other governmental charges imposed upon or in respect of the Trust property.

The Services Agreement provides that the determinations made by the evaluator and administrator shall be made in good faith upon the basis of the best information available to them, provided, however, that the evaluator shall be under no liability to unitholders or any other party to the Services Agreement for errors, but shall not be protected for its gross negligence, bad faith or willful misconduct in the performance of its duties.

The Trust Agreement contains customary provisions limiting the liability of the Trustee. The Trustee shall not be personally liable under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, except that such limitation shall not relieve the Trustee of any personal liability it may have to Equinox Trust or the beneficial owners for the Trustee’s own bad faith, willful misconduct or gross negligence in the performance of its express duties under the Trust Agreement. The Trustee shall not have any duty or obligation to manage, make any payment in respect of, register, record, sell, dispose of or otherwise deal with the assets of Equinox Trust or any Trust, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated by the Trust Agreement, except as expressly provided by the terms of the Trust Agreement. The duties of the Trustee are extremely limited. The duties of the Trustee shall be limited to (i) accepting legal process served on Equinox Trust or any Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute pursuant to Delaware law.

EXPENSES OF THE TRUST

Equinox does not charge the Trust an annual management fee. Equinox will receive a portion of the maximum sales fee paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust. The supervisor receives an annual fee as set forth in Part A of the prospectus for portfolio supervisory services for the Trust (the “supervisory fee”). In providing such supervisory services, the supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, Equinox may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the “bookkeeping and administrative fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing valuation services for the Trust (the “evaluation fee”). In addition, if so provided in Part A of the prospectus, the Trust may be charged a licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.

BNY Mellon receives for its services as custodian, transfer agent and administrator the fee set forth in Part A of the prospectus. BNY Mellon’s fee is initially based on the number of units of the Trust outstanding at the end of each month during the initial offering period. After the end of the initial offering period, the fee shall accrue daily and be based on the number of units outstanding on the most recent of January 1 of each calendar year, except for a Trust during the year in which an initial offering period occurs, in which case the fee is based on the number of units outstanding at the end of such month until the end of the initial offering period. The supervisory fee, the bookkeeping and administrative fee and the evaluation fee are based on the number of units and computed in a similar manner. BNY Mellon benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by BNY Mellon are available for use by BNY Mellon in accordance with applicable law. Part of BNY Mellon’s compensation for its services to the Trust is expected to result from the use of these funds.

The supervisory fee, bookkeeping and administrative fee, evaluation fee and BNY Mellon’s fee may be adjusted in accordance with the cumulative percentage increase of the U.S. Department of Labor’s Consumer Price Index entitled “All Services Less Rent of Shelter” since the establishment of the Trust. In addition, with respect to any fees payable to Equinox or an affiliate of Equinox for providing bookkeeping and other administrative services, supervisory services and valuation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all series of Equinox Trust in any calendar year exceed the actual cost to Equinox or its affiliates of supplying such services, in the aggregate, in such year.

The Trust will also pay a fee to Equinox for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” either as a fixed dollar amount at the close of the initial offering period or, if daily accrual is specified in Part A of the prospectus, in an amount equal to the accrued and unpaid fee as of the date(s) set forth in Part A. Equinox does not use the fee to pay distribution expenses.

The Trust may pay certain fees for the services of a portfolio consultant and for the use of intellectual property.

The following additional charges are or may be incurred by the Trust: (a) any and all expenses and disbursements incurred under the Services Agreement, including license fees, if any, legal, tax accounting and reporting and auditing expenses, including, but not limited to, the fees and expenses of attorneys, accountants and other advisors of the Trust, expenses incurred in connection with any communications disseminated by Depository Trust Company, sub-custodial fees, and for any extraordinary services performed by BNY Mellon under the Services Agreement relating to such Trust; (b) various governmental charges; (c) foreign custodial and transaction fees (which may include compensation paid to the custodian or its subsidiaries or affiliates), if any; and (d) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to BNY Mellon, are secured by a lien on the Trust. Certain Trust property may make distributions, though such amounts, if any, are unpredictable. Equinox cannot provide any assurance that any distributions of Trust property will be sufficient to meet any or all expenses of the Trust. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the Trust, Equinox, on behalf of the Trust, will sell Trust property to pay such amounts. These sales may result in capital gains or losses to unitholders. Part A of the prospectus will specify whether the distributions are expected to be sufficient to meet the expenses of the Trust and, accordingly, whether it is expected that Trust property will be sold to pay all or any of the fees and expenses of the Trust.

The Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities and commodities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

When the Trust sells Trust property, the composition and diversity of the Trust property in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold or minimum quantities of derivative transactions may be terminated. In effecting purchases and sales of the Trust property, Equinox may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with BNY Mellon, Equinox or dealers participating in the offering of units.

TAX STATUS

This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, an investor whose functional currency is not the U.S. dollar, an investor subject to the alternative minimum tax, a “controlled foreign corporation” or “passive foreign investment company” for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under “—Backup Withholding,” “—Foreign Unitholders,” and “—FATCA,” does not describe your situation if you are not a “United States person” as defined in the Code. This section also does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to Equinox. The Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the Trust’s units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Trust. The Trust has elected and intends to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the Trust generally must, among other things:

(a) derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” as described below (the income described in this subparagraph (a), “Qualifying Income”);

(b) diversify its holdings so that, at the end of each quarter of the Trust’s taxable year (or by the end of the 30-day period following the close of such quarter), (i) at least 50% of the fair market value of the Trust’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the Trust’s total assets and to an amount not greater than 10% of the outstanding voting securities of such issuer, and (ii) not greater than 25% of the value of its total assets is invested in (x) the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the Trust controls and that are engaged in the same, similar or related trades or businesses, or (y) the securities of one or more qualified publicly traded partnerships (as defined below); and

(c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular Trust investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Trust’s ability to meet the diversification test in (b) above.

In general, for purposes of the 90% gross income requirement described in subparagraph (a) above, income derived from a partnership will be treated as Qualifying Income only to the extent such income is attributable to items of income of the partnership which would be Qualifying Income if realized directly by the RIC. However, 100% of the net income of a RIC derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the Qualifying Income described in clause (i) of subparagraph (a) above) will be treated as Qualifying Income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership. Moreover, the amounts derived from investments in foreign currency will be treated as Qualifying Income for purposes of subparagraph (a) above. There is a possibility that the Internal Revenue Service (“IRS”) could issue guidance contrary to such treatment, which could affect the Trust’s ability to meet the 90% gross income test and adversely affect the manner in which the Trust is managed.

For purposes of the diversification test described in subparagraph (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Trust investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Trust’s ability to meet the diversification test in (b) above.

If, in any taxable year, the Trust were to fail to meet the 90% gross income, diversification or distribution test described above, the Trust could in some cases cure such failure, including by paying a Trust-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC accorded special tax treatment under the Code, the Trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the Trust would not be deductible by the Trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the Trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

As noted above, if the Trust qualifies as a RIC that is accorded special tax treatment, the Trust will not be subject to federal income tax on income that is distributed in a timely manner to its unitholders in the form of dividends (including Capital Gain Dividends, as defined below).

The Trust expects to distribute at least annually to its unitholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain (that is, the excess of its net long-term capital gains over its net short-term capital losses, in each case determined with reference to any loss carryforwards). Investment company taxable income that is retained by the Trust will be subject to tax at regular corporate rates. If the Trust retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the Trust’s taxable year to its unitholders who, in turn, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Trust on such undistributed amount against their federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the Trust makes this designation, for federal income tax purposes, the tax basis of units owned by a unitholder of the Trust will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the unitholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the unitholder under clause (ii) of the preceding sentence. The Trust is not required to, and there can be no assurance that the Trust will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Amounts not distributed on a timely basis in accordance with a prescribed formula are subject to a nondeductible 4% excise tax at the Trust level. To avoid the tax, the Trust must distribute during each calendar year an amount generally equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains that were not distributed in previous years. For purposes of the required excise tax distribution, ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would be properly taken into account after October 31 are generally treated as arising on January 1 of the following calendar year. Also, for these purposes, the Trust will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Trust intends generally to make distributions sufficient to avoid imposition of the excise tax, although the Trust reserves the right to pay an excise tax rather than make an additional distribution.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the Trust in October, November or December of that year with a record date in such a month and is paid by the Trust during January of the following year. Such distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Trust’s net investment income. Instead, potentially subject to certain limitations, the Trust may carry net capital losses forward from any taxable year to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Trust retains or distributes such gains. If the Trust incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryforward losses will retain their character as short-term or long-term.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income. Taxes on distributions of capital gains are determined by how long the Trust owned the investments that generated them, rather than how long a unitholder has owned his or her units. In general, the Trust will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Trust’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain—the excess of net long-term capital gain over net short-term capital losses, in each case determined with reference to any loss carryforwards—that are properly reported by the Trust as capital gain dividends (“Capital Gain Dividends”) will be taxable to unitholders as long-term capital gains includible in net capital gain and may be taxable to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to unitholders as ordinary income.

Section 1411 of the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. The details of the implementation of this tax and of the calculation of net investment income, among other issues, are currently unclear and remain subject to future guidance. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of Trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Trust.

Distributions are taxable whether unitholders receive them in cash or reinvest them in additional units. Distributions are also taxable to unitholders even if they are paid from income or gains earned by the Trust before a unitholder’s investment (and thus were included in the price the unitholder paid for the Trust units). Investors should be careful to consider the tax implications of buying units of the Trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable.

A dividend or Capital Gain Dividend with respect to units of the Trust held by a tax-deferred or qualified plan, such as an IRA, retirement plan, or corporate pension or profit sharing plan, generally will not be taxable to the plan. Distributions from such plans will be taxable to individual participants under applicable tax rules without regard to the character of the income earned by the qualified plan. Unitholders should consult their tax advisors to determine the suitability of units of the Trust as an investment through such plans and the precise effect of an investment on their particular situation.

Unitholders will be notified annually as to the U.S. federal tax status of Trust distributions, and unitholders receiving distributions in the form of newly issued units will receive a report as to the value of the units received.

Qualified Dividend Income. “Qualified dividend income” received by an individual is taxed at the rates applicable to net capital gain. In order for some portion of the dividends received by a unitholder to be qualified dividend income, the Trust must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in the portfolio and the unitholder must meet holding period or other requirements with respect to the Trust’s units. The investment income received by the Trust is not expected to be derived from qualified dividend income as the Trust does not currently expect to own any stock.

Dividends-Received Deduction. In general, dividends of net investment income received by unitholders of the Trust will qualify for the 70% dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Trust from domestic corporations for the taxable year. The Trust does not currently expect to receive any dividends eligible for the dividends-received deduction as the Trust does not currently expect to own any stock.

Disposition of Units. Upon a sale, exchange or other disposition of units of the Trust, a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units. A gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder’s hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder’s holding period for the units. Any loss realized on a sale, exchange or other disposition will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on the disposition of the Trust’s units held by the unitholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of Capital Gain Dividends received or treated as having been received by the unitholder with respect to such units.

Market Discount. If the Trust purchases in the secondary market a debt security that has a fixed maturity date of more than one year from its date of issuance at a price lower than the stated redemption price of such debt security (or, in the case of a debt security issued with “original issue discount” (described below), a price below the debt security’s “revised issue price”), the excess of the stated redemption price over the purchase price is “market discount.” If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the Trust in each taxable year in which the Trust owns an interest in such debt security and receives a principal payment on it. In particular, the Trust will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the Trust at a constant rate over the time remaining to the debt security’s maturity or, at the election of the Trust, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the accrued market discount.

Original Issue Discount. Certain debt securities may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount that accrues on a debt security in a given year generally is treated for federal income tax purposes as interest income that is included in the Trust’s income and, therefore, subject to the distribution requirements applicable to RICs, even though the Trust may not receive a corresponding amount of cash until a partial or full repayment or disposition of the debt security.

Some debt securities may be purchased by the Trust at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for federal income tax purposes (see above).

If the Trust holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Trust actually received. Such distributions may be made from the cash assets of the Trust or, if necessary, by disposition of Trust property including at a time when it may not be advantageous to do so. These dispositions may cause the Trust to realize higher amounts of short-term capital gains (generally taxed to unitholders at ordinary income tax rates) and, in the event the Trust realizes net capital gains from such transactions, its unitholders may receive a larger Capital Gain Dividend than if the Trust had not held such securities.

Options, Futures, Forward Contracts and Swaps. The tax treatment of certain contracts (including regulated futures contracts and non-equity options) entered into by the Trust will be governed by Section 1256 of the Code (“Section 1256 contracts”). Gains (or losses) on these contracts generally are considered to be 60% long-term and 40% short-term capital gains or losses (“60/40”), although foreign currency gains or losses arising from certain Section 1256 contracts may be treated as ordinary in character (see “Foreign Currency Transactions” below). Also, Section 1256 contracts held by the Trust at the end of each taxable year (and for purposes of the 4% excise tax, on certain other dates prescribed in the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gains or losses are treated as ordinary or 60/40 gains or losses, as appropriate.

The tax treatment of a payment made or received on a swap to which the Trust is a party, and in particular whether such payment is, in whole or in part, capital or ordinary in character, will vary depending upon the terms of the particular swap contract.

Transactions in options, futures, forward contracts and swaps undertaken by the Trust may result in “straddles” for federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Trust, and losses realized by the Trust on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Trust may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

Because only a few regulations implementing the straddle rules have been promulgated, the consequences of such transactions to the Trust are not entirely clear. The straddle rules may increase the amount of short-term capital gain realized by a Trust, which is taxed as ordinary income when distributed to unitholders. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to unitholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Trust that did not engage in such transactions.

More generally, investments by the Trust in options, futures, forward contracts, swaps and other derivative financial instruments are subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the Trust are treated as ordinary or capital, accelerate the recognition of income or gains to the Trust and defer or possibly prevent the recognition or use of certain losses by the Trust. The rules could, in turn, affect the amount, timing or character of the income distributed to unitholders by the Trust. In addition, because the tax rules applicable to such instruments may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the Trust has made sufficient distributions and otherwise satisfied the relevant requirements (including qualifying income and diversification requirements) to maintain its qualification as a RIC and avoid a Trust-level tax. Accordingly, while the Trust intends to account for such transactions in a manner it deems to be appropriate, the IRS might not accept such treatment. If it did not, the status of the Trust as a regulated investment company might be affected. Further, requirements that must be met under the Code in order for the Trust to qualify as a regulated investment company, including the qualifying income and diversification requirements applicable to a the Trust’s assets may limit the extent to which the Trust will be able to engage in transactions in options, futures contracts, forward contracts, swap, and other derivative agreements.

Constructive Sales. Under certain circumstances, the Trust may recognize gain from a constructive sale of an “appreciated financial position” it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Trust would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but would not recognize any loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Trust’s holding period in the property. Appropriate adjustments would be made in the amount of any gain or loss subsequently realized on the position to reflect the gain recognized on the constructive sale. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Trust’s holding period and the application of various loss deferral provisions of the Code. Constructive sale treatment does not generally apply to a transaction if such transaction is closed on or before the end of the 30th day after the close of the Trust’s taxable year and the Trust holds the appreciated financial position throughout the 60-day period beginning with the day such transaction closed. The term “appreciated financial position” excludes any position that is “marked-to-market.”

Unrelated Business Taxable Income. Under current law, income of a RIC that would be treated as UBTI if earned directly by a tax-exempt entity generally will not be attributed as UBTI to a tax-exempt entity that is a unitholder in the RIC. Notwithstanding this “blocking” effect, a tax-exempt unitholder could realize UBTI by virtue of its investment in the Trust if units in the Trust constitute debt-financed property in the hands of the tax-exempt unitholder within the meaning of Code section 514(b).

A tax-exempt unitholder may also recognize UBTI if the Trust recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs if the amount of such income recognized by the Trust exceeds the Trust’s investment company taxable income (after taking into account deductions for dividends paid by the Trust).

In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, a CRT (as defined in section 664 of the Code) that realizes any UBTI for a taxable year must pay an excise tax annually of an amount equal to such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI as a result of investing in a Trust that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt unitholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a unit in a Trust that recognizes “excess inclusion income,” then the Trust will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such unitholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the Investment Company Act of 1940, the Trust may elect to specially allocate any such tax to the applicable CRT, or other unitholder, and thus reduce such unitholder’s distributions for the year by the amount of the tax that relates to such unitholder’s interest in the Trust. The Trust has not yet determined whether such an election will be made.

CRTs and other tax-exempt investors are urged to consult their tax advisors concerning the consequences of investing in the Trust.

Backup Withholding. The Trust may be required to withhold federal income tax (“backup withholding”) from dividends and capital gains distributions paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the Trust with the unitholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the Trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the Trust that he or she is not subject to backup withholding. The current backup withholding rate is 28%. Any amounts withheld under the backup withholding rules may be credited against the unitholder’s federal income tax liability.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the Trust should consult their tax advisors in this regard.

Foreign Unitholders. Distributions that are properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax, except as described below under “—FATCA”. In general, dividends, other than Capital Gain Dividends, paid by the Trust to a unitholder that is not a “United States person” within the meaning of the Code (such unitholder, a “foreign unitholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding. For distributions with respect to RIC taxable years beginning before January 1, 2014, RICs generally were not required to withhold any amounts (i) with respect to distributions from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign investor (other than distributions (w) to an investor that did not provide a satisfactory statement that the beneficial owner was not a United States person, (x) that were attributable to certain interest on an obligation issued by the investor, or by an obligor with respect to which the investor was a “10-percent shareholder” or a related “controlled foreign corporation,” or (y) to an investor that was within a foreign country that had an inadequate information exchange with the United States), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“interest-related dividends”), or (ii) with respect to distributions of net short-term capital gains in excess of net long-term capital losses (other than distributions to an individual foreign investor who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“short-term capital gain dividends”). It is currently unclear whether Congress will extend these exemptions for distributions with respect to taxable years of a RIC beginning on or after January 1, 2014, or what the terms of such an extension would be. Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a beneficial owner of Trust units who or which is a foreign unitholder has a trade or business in the United States, and dividends from the Trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will in general be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under “—FATCA,” a beneficial holder of units that is a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the Trust or on Capital Gain Dividends unless (i) such Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States.

Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the Trust.

FATCA. Sections 1471 and 1472 of the Code (commonly referred to as “FATCA”) generally require the Trust to obtain certain information from each of its unitholders. If a unitholder fails to provide this information, or is a “nonparticipating foreign financial institution,” the Trust may be required to withhold at a rate of 30% with respect to that unitholder on dividends and other distributions, including Capital Gain Dividends, and the proceeds of the sale, redemption or exchange of Trust units. If a payment by the Trust is subject to withholding under these rules, the Trust is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign unitholders described above (e.g., Capital Gain Dividends and short-term capital gain and interest-related dividends), beginning as early as July 1, 2014.

Each prospective investor is urged to consult its tax advisor regarding the applicability of these rules and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Foreign Financial Account Reporting. Unitholders that are U.S. persons and own, directly or indirectly, more than 50% of the Trust could be required to report annually their “financial interest” in the Trust’s “foreign financial accounts,” if any, on Treasury Department Form TD F 90-22.1, Report of Foreign Bank and Financial Accounts (FBAR). Unitholders should consult a tax advisor, and persons investing in the Trust through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Tax Equalization. The Trust intends to distribute its net investment income and capital gains to unitholders at least annually to qualify for treatment as a RIC under the Code. Under current law, provided the Trust is not treated as a “personal holding company” for U.S. federal income tax purposes, the Trust is permitted to treat on its tax return as dividends paid the portion of redemption proceeds paid to redeeming shareholders that represents the redeeming unitholders’ portion of the Trust’s undistributed investment company taxable income and net capital gain. This practice, which involves the use of tax “equalization”, may have the effect of reducing the amount of income and/or gains that the Trust is required to distribute as dividends to non-redeeming unitholders. The amount of any undistributed income and/or gains is reflected in the value of the Trust’s units. The total return on a unitholder’s investment will generally not be reduced as a result of the Trust’s use of this practice.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the Trust’s units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of an insurance company. Future guidance may extend the current exception from this reporting requirement to unitholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Taxation. The foregoing discussion is primarily a summary of certain U.S. federal income tax consequences of investing in the Trust based on the law in effect as of the date of this prospectus. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such shareholders may be subject to U.S. tax rules that differ significantly from those summarized above. You should consult your tax advisor for more information about your own tax situation, including possible other federal, state, local and, where applicable, foreign tax consequences of investing in the Trust.

LEGAL MATTERS

Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, New York 10281 acts as counsel for the Trust. Richards, Layton & Finger, P.A., 920 North King Street, Wilmington, Delaware 19801 acts as counsel for the Trustee and will pass on certain Delaware law matters regarding the units.

EXPERTS

Independent Registered Public Accounting Firm. [—], independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

End of Prospectus Part B

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKING IN RESPECT OF FEDERAL SECURITIES LAW INDEMNITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus consisting of 51 pages

The Undertaking to File Reports

The Undertaking in Respect of Federal Securities Law Indemnities

The Signatures

Consents of Independent Registered Public Accounting Firm and Counsel as indicated

The Following Exhibits:

1.1	Form of Principal Underwriting Agreement. Reference is made to Exhibit A(3)(a) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

1.2	Form of Dealer Agreement. Reference is made to Exhibit A(3)(b) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

3.1	Certificate of Formation of Depositor. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

3.2	Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

3.3	Amendment to Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(c) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.1	Master Trust Agreement. Reference is made to Exhibit A(1)(a) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.2	Form of Series Supplement. Reference is made to Exhibit A(1)(b) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.5	Form of Series MSA Supplement. Reference is made to Exhibit A(2)(b) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

5.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

5.2	Opinion of counsel as to the Trustee and the Trust, including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

10.1	Form of Derivative Agreement. Reference is made to Exhibit A(9) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

14.1	Form of Code of Ethics of Trust and Depositor. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

23.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

24.1	Power of Attorney (included on signature page hereof).

99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

99.2	Information regarding directors and officers of the Depositor. Reference is made to Exhibit E to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Series 1 of Equinox Trust has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Princeton, and State of New Jersey on the 3rd day of April, 2014.

SERIES 1 OF EQUINOX TRUST,
as Registrant

By:	EQUINOX GROUP DISTRIBUTORS, LLC,
as Depositor

By:	/s/ Robert J. Enck
Name: Robert J. Enck
Title: President and Executive Representative

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert J. Enck, Juanita D. Hanley, and Mark H. Nassi, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. Enck Robert J. Enck	President and Executive Representative (Principal Executive Officer)	April 3, 2014

/s/ Juanita D. Hanley Juanita D. Hanley	Chief Compliance Officer (Chief Compliance Officer)	April 3, 2014

/s/ Mark H. Nassi Mark H. Nassi	Financial and Operations Principal (Principal Financial Officer)	April 3, 2014

LIST OF EXHIBITS

1.1	Form of Principal Underwriting Agreement. Reference is made to Exhibit A(3)(a) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

1.2	Form of Dealer Agreement. Reference is made to Exhibit A(3)(b) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

3.1	Certificate of Formation of Depositor. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

3.2	Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

3.3	Amendment to Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(c) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.1	Master Trust Agreement. Reference is made to Exhibit A(1)(a) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.2	Form of Series Supplement. Reference is made to Exhibit A(1)(b) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

4.5	Form of Series MSA Supplement. Reference is made to Exhibit A(2)(b) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

5.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

5.2	Opinion of counsel as to the Trustee and the Trust, including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

10.1	Form of Derivative Agreement. Reference is made to Exhibit A(9) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

14.1	Form of Code of Ethics of Trust and Depositor. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on October 24, 2013.

23.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

24.1	Power of Attorney (included on signature page hereof).

99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

99.2	Information regarding directors and officers of the Depositor. Reference is made to Exhibit E to Amendment No. 1 to the Registration Statement on Form N-8B-2 for Equinox Trust (File No. 811-22905) as filed on April 3, 2014.

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